SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

06019485

SEC MAIL PROCESSING
RECEIVED
DEC 21 2006
WASH., D.C. 199 SECTION

December 8, 2006

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
December 8, 2006

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated November 8, 2006
2. News Release – Dated November 15, 2006

Correspondence with Securities Commission(s)

3. Security holders documents
4. Form 52-102F3 – Material Change Report – Dated November 15, 2006
5. Interim Unaudited Financial Statements for the three and nine months ended September 30 ,2006
6. Interim MD&A for the three and nine months ended September 30, 2006
7. Form 52-109F2 Certificate of Interim Filing by the CEO
8. Form 52-109F2 Certificate of Interim Filing by the CFO

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 8, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS RELEASES NI 43-101 RESOURCE CALCULATIONS FOR ITS TUNGSTEN-MOLYBDENUM PROPERTY, B.C., CANADA

Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce that it has now received the completed initial resource calculations for the Tungsten and Molybdenum Zones on its Jersey-Emerald Property in the Kootenay District of British Columbia. Resource calculations were prepared by Giroux Consultants Ltd. and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of P & L Geological Consultants Ltd.

The study demonstrates that significant deposits of tungsten mineralization remain within the East Dodger and the Invincible Tungsten Mines **with excellent exploration potential** in both the historically mined areas and the surrounding terrain. The authors recommend that a preliminary scoping study be undertaken to determine the requirements necessary for permitting of the site for mining.

Separate resource estimations were produced for tungsten in the Invincible and Dodger Zones based on 4,593 diamond drill holes cored at 25 to 50 ft. centres (7.0m to 15.0m centres) and molybdenum in the Dodger 4200 Zone based on 21 diamond drill holes. Within the tungsten zones assays were capped at 13.2% WO_3 in the Invincible-Emerald Zone and 14.2% WO_3 in the Dodger Zones, while within the molybdenum zone, assays were capped at 1.58% Mo. Uniform 10 ft down-hole composites were produced within all mineralized zones. Variography demonstrated anisotropic structures for both WO_3 and Mo within the mineralized zones. Within the tungsten zones blocks 25 x 25 x25 ft. were interpolated using ordinary kriging. For the molybdenum zone blocks 50 x 50 x 20 ft. were estimated by ordinary kriging. Blocks in all zones were classified using distance parameters tied to the ranges of semivariograms. Specific gravity determinations were made from 2006 drill core. Within the tungsten zones 9 measurements showed a definite correlation between grade of WO_3 and specific gravity. Blocks with estimated grades less than 0.1% WO_3 were assigned an specific gravity of 2.77 (11.57 cu. ft./ton), blocks $\geq$0.1 and less than 0.3% WO_3 were given a value of 3.25 (9.86 cu. ft./ton) and blocks with estimated grades > 0.3% WO_3 were assigned a value of 3.36 (9.54 cu. ft./ton). Within the molybdenum resource area blocks were assigned an average of 8 measurements, a value of 2.68 which converts to a tonnage conversion factor of 11.96 cu. ft./ton.

Within the tungsten zones, using a cut-off grade of 0.15% WO_3, the results show 2.51 million tons averaging 0.37% WO_3 classed as measured plus indicated, with an additional 1.21 million tons averaging 0.40% WO_3 classed as inferred. In the molybdenum zone, the results at a 0.05% Mo cut-off show 28,000 tons averaging 0.098 % Mo classed as indicated with a further 481,000 tons averaging 0.103% Mo classed as inferred.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

November 8, 2006.

Item 3. **News Release**

The press release was issued on November 8, 2006.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

November 15, 2006.

Form 1
(Section 5)
COMPANY ACT

361942 B.C. LTD.

MEMORANDUM

I wish to be formed into a Company with limited liability under the Company Act, in pursuance of this Memorandum.

1. The name of the Company is "361942 B.C. LTD".

2. The authorized capital of the Company consists of TWENTY FIVE MILLION (25,000,000) common shares without par value.

3. I agree to take the number, class and kind of shares in the Company set opposite my name.

FULL NAME, RESIDENT ADDRESS AND OCCUPATION OF SUBSCRIBER	NUMBER, CLASS & KIND OF SHARES TAKEN BY SUBSCRIBER
BRIAN C. IRWIN 5818 Eagle Island West Vancouver, B.C. V7W 1V5 Subscriber	One (1) Common Share without par value
TOTAL NUMBER OF SHARES TAKEN	One (1) Common Share without par value

DATED at Vancouver, British Columbia this 13th day of March, 1989.

Incorporation Number: 361942

COMPANY ACT

Section 251(5)

361942 B.C. LTD.

Certificate of Officer
and
Notice of Waiver

I, Brian C. Irwin, President and Secretary of 361942 B.C. Ltd. (the "Company"), hereby declare that all the provisions of the Company Act have been complied with in relation to the special resolutions passed by the shareholders of the Company on May 15, 1989 increasing the authorized capital of the Company from 25,000,000 Common Shares without par value to 100,000,000 million shares divided into 50,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value, the First Preference Shares having attached thereto the special rights and restrictions set out in Part 25 of the Company's Articles, and that, by reason that such resolutions were passed by the shareholders of the Company and that no person has applied within 14 days after the date of the passing of such resolutions requesting that they be set aside, no person is entitled to apply to set aside such resolutions pursuant to subsection 251(1) of the Company Act.

DATED at Vancouver, B.C., this 8th day of June, 1989.

Brian C. Irwin
President/Secretary

Incorporation Number: 361942

COMPANY ACT

Section 251(5)

361942 B.C. LTD.

Certificate of Officer and Notice of Waiver

I, Brian C. Irwin, President and Secretary of 361942 B.C. Ltd. (the "Company"), hereby declare that all the provisions of the Company Act have been complied with in relation to the special resolutions passed by the shareholders of the Company on May 15, 1989 increasing the authorized capital of the Company from 25,000,000 Common Shares without par value to 100,000,000 million shares divided into 50,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value, the First Preference Shares having attached thereto the special rights and restrictions set out in Part 25 of the Company's Articles, and that, by reason that such resolutions were passed by the shareholders of the Company and that no person has applied within 14 days after the date of the passing of such resolutions requesting that they be set aside, no person is entitled to apply to set aside such resolutions pursuant to subsection 251(1) of the Company Act.

DATED at Vancouver, B.C., this 6th day of June, 1989.

Brian C. Irwin
President/Secretary

unless a separate vote by class or series is required by the Company Act (British Columbia).

25.10 The Common Shares of the Company shall be subject to the foregoing preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the First Preference Shares and shall be subject to such further and additional preferences, rights, conditions, restrictions, limitations and prohibitions as may be determined by the directors of the Company for each series of First Preference Shares prior to the issue thereof.

25.7 Approval of holders of First Preference Shares:

Subject to paragraph 25.9, the authorization required by Section 250 of the Company Act (British Columbia) (or any other statutory provision of like or similar effect, from time to time in force) to add to, remove or change any right or restriction attaching to the First Preference Shares as a class and the approval of any other matter requiring the consent of the holders of First Preference Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by a majority of not less than 75% of the votes cast at a meeting of the holders of the First Preference Shares duly called for that purpose and held upon at least 21 days notice at which the holders of First Preference Shares representing not less than a majority of the aggregate stated capital of all First Preference Shares then outstanding are present or represented by proxy; PROVIDED that, if at any such meeting the holders of a majority of the aggregate stated capital of all First Preference Shares then outstanding are not present or represented by proxy within 1/2 hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and not less than 10 days' notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called, and at such adjourned meeting the holders of First Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by a majority of not less than 75% of the votes cast at such adjourned meeting shall constitute the authorization of the holders of the First Preference Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by the Company Act (British Columbia).

25.8 Restrictions on issue of Shares:

No First Preference Shares may be issued if the Company is in arrears in the payment of dividends on, or is in breach of any of the provisions attaching to any outstanding series of First Preference Shares without the approval of the holders of the First Preference Shares then outstanding given in accordance with paragraph 25.7 hereof.

25.9 Variation of Rights without Approval:

The holders of the First Preference Shares of any series thereof shall not be entitled to vote separately as a class or series upon a proposal to amend the Articles to:

i) decrease the maximum number of authorized First Preference Shares or any series thereof; or

ii) effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof;

the terms of the Company Act (British Columbia). Where First Preference Shares are issued in more than one series with identical designations, rights and restrictions attached thereto, all such series of First Preference Shares shall rank pari passu and participate equally and proportionately without preference or discrimination as if all such series of First Preference Shares had been issued simultaneously and all such series of First Preference Shares may be designated as one series.

25.4 Ranking of First Preference Shares:

Each series of First Preference Shares shall, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with each other series of First Preference Shares and shall be entitled to a preference over the Common Shares and over any other shares ranking junior to the First Preference Shares, and the First Preference Shares of any series may also be given such other preferences not inconsistent with subparagraphs 25.1 to 25.10 hereof over the Common Shares and over any other shares ranking junior to the First Preference Shares as may be determined by resolution of the directors of the Company. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends in respect of any First Preference Shares is not paid in full, the First Preference Shares of all series shall participate rateably in respect of such dividends in accordance with the sums which would be payable on such shares if all such dividends were declared and paid in full; and if any amount payable on a return of capital in respect of any First Preference Shares is not paid in full, the First Preference Shares of all series shall participate rateably in respect of any return on capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full: PROVIDED, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preference Shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

25.5 Voting Rights:

Except as hereinafter referred to or as required by law or in accordance with any voting rights which may from time to time be attached to any series of First Preference Shares, the holders of First Preference Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company. On every poll taken at a meeting of the holders of First Preference Shares as a class, or at a joint meeting of the holders of 2 or more series of First Preference Shares, each holder of First Preference Shares entitled to vote thereat shall have one vote in respect of each First Preference Share held by him.

25.6 Amendment with approval of holders of First Preference Shares:

The rights, restrictions and conditions attached to the First Preference Shares as a class may be added to, removed or changed but only with the approval of holders of First Preference Shares given as hereinafter specified.

PART 25
FIRST PREFERENCE SHARES

The First Preference Shares may be issued from time to time in one or more series and shall, as a class, have attached thereto the following preferences, rights, conditions, restrictions, limitations and prohibitions:

25.1 Each series of First Preference Shares shall consist of such number of preference shares as may, before the issue thereof, be determined by the directors of the Company.

25.2 The directors may, by resolution ("directors resolution") duly passed before the issuance of Preference Shares of any series, alter the Memorandum to fix the number of Preference Shares in and determine the designation of the Preference Shares of each series and alter the Memorandum and Articles to create, define and attach special rights or restrictions to the Preference Shares of each series, subject to the special rights or restrictions attached to all Preference Shares and subject to the provisions of the Company Act.

25.3 The Preference Shares of any series may have attached thereto such special rights or restrictions as may be determined by directors resolution, before the issue thereof, with respect to each series including (as examples only), without in any limiting the generality of the foregoing, special rights or restrictions concerning:

i) the rate, amount or method of calculation of dividends thereon;

ii) the time or times and place or places of payment of dividends;

iii) the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption thereof;

iv) conversion, exchange or reclassification rights (if any);

v) voting rights attached thereto (if any);

vi) the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on or the repayment of capital in respect of any shares ranking junior to the First Preference Shares; and

vii) any other terms not inconsistent with these provisions;

the whole of the foregoing being subject to the filing with the Registrar of Companies resolutions in the prescribed form designating such series of First Preference Shares including the designation, rights and restrictions attaching thereto as determined by the directors resolution. Further, the creation of the class and each individual series created being subject to compliance with

SCHEDULE "A"

ALTERED MEMORANDUM
(as altered by Special Resolution dated May 15, 1989)

OF

361942 B. C. LTD.

1. The name of the Company is "361942 B. C. Ltd."

2. The authorized capital of the Company consists of ONE HUNDRED MILLION (100,000,000) shares divided into FIFTY MILLION (50,000,000) Common Shares without par value and FIFTY MILLION (50,000,000) First Preference Shares without par value, the First Preference Shares having attached thereto the special rights and restrictions set out in Part 25 of the Company's Articles.

date being not less than 15 days later and to such time and place as may be appointed by the chairman and not less than 10 days' notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called, and at such adjourned meeting the holders of First Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by a majority of not less than 75% of the votes cast at such adjourned meeting shall constitute the authorization of the holders of the First Preference Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by the Company Act (British Columbia).

25.8 Restrictions on issue of Shares:

No First Preference Shares may be issued if the Company is in arrears in the payment of dividends on, or is in breach of any of the provisions attaching to any outstanding series of First Preference Shares without the approval of the holders of the First Preference Shares then outstanding given in accordance with paragraph 25.7 hereof.

25.9 Variation of Rights without Approval:

The holders of the First Preference Shares of any series thereof shall not be entitled to vote separately as a class or series upon a proposal to amend the Articles to:

i) decrease the maximum number of authorized First Preference Shares or any series thereof; or

ii) effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof;

unless a separate vote by class or series is required by the Company Act (British Columbia).

25.10 The Common Shares of the Company shall be subject to the foregoing preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the First Preference Shares and shall be subject to such further and additional preferences, rights, conditions, restrictions, limitations and prohibitions as may be determined by the directors of the Company for each series of First Preference Shares prior to the issue thereof.

The altered Memorandum is attached hereto as Schedule "A".
Part 25 of the altered Articles is attached hereto as Schedule "B".

CERTIFIED A TRUE COPY the 8th day of June, 1989.

DuMoulin Black
Barristers & Solicitors
10th Floor - 595 Howe Street
Vancouver, B.C.
V6C 2T5

(Signature) Brian C. Irwin

Solicitor
(Relationship to Company)

dividends, whether or not declared, or declared non-cumulative dividends in respect of any First Preference Shares is not paid in full, the First Preference Shares of all series shall participate rateably in respect of such dividends in accordance with the sums which would be payable on such shares if all such dividends were declared and paid in full; and if any amount payable on a return of capital in respect of any First Preference Shares is not paid in full, the First Preference Shares of all series shall participate rateably in respect of any return on capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full; PROVIDED, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preference Shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

25.5 Voting Rights:

Except as hereinafter referred to or as required by law or in accordance with any voting rights which may from time to time be attached to any series of First Preference Shares, the holders of First Preference Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company. On every poll taken at a meeting of the holders of First Preference Shares as a class, or at a joint meeting of the holders of 2 or more series of First Preference Shares, each holder of First Preference Shares entitled to vote thereat shall have one vote in respect of each First Preference Share held by him.

25.6 Amendment with approval of holders of First Preference Shares:

The rights, restrictions and conditions attached to the First Preference Shares as a class may be added to, removed or changed but only with the approval of holders of First Preference Shares given as hereinafter specified.

25.7 Approval of holders of First Preference Shares:

Subject to paragraph 25.9, the authorization required by Section 250 of the Company Act (British Columbia) (or any other statutory provision of like or similar effect, from time to time in force) to add to, remove or change any right or restriction attaching to the First Preference Shares as a class and the approval of any other matter requiring the consent of the holders of First Preference Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by a majority of not less than 75% of the votes cast at a meeting of the holders of the First Preference Shares duly called for that purpose and held upon at least 21 days notice at which the holders of First Preference Shares representing not less than a majority of the aggregate stated capital of all First Preference Shares then outstanding are present or represented by proxy; PROVIDED that, if at any such meeting the holders of a majority of the aggregate stated capital of all First Preference Shares then outstanding are not present or represented by proxy within 1/2 hour after the time appointed for such meeting, then the meeting shall be adjourned to such

25.3 The Preference Shares of any series may have attached thereto such special rights or restrictions as may be determined by directors resolution, before the issue thereof, with respect to each series including (as examples only), without in any limiting the generality of the foregoing, special rights or restrictions concerning:

i) the rate, amount or method of calculation of dividends thereon;

ii) the time or times and place or places of payment of dividends;

iii) the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption thereof;

iv) conversion, exchange or reclassification rights (if any);

v) voting rights attached thereto (if any);

vi) the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on or the repayment of capital in respect of any shares ranking junior to the First Preference Shares; and

vii) any other terms not inconsistent with these provisions;

the whole of the foregoing being subject to the filing with the Registrar of Companies of resolutions in the prescribed form designating such series of First Preference Shares including the designation, rights and restrictions attaching thereto as determined by the directors resolution. Further, the creation of the class and each individual series created being subject to compliance with the terms of the Company Act (British Columbia). Where First Preference Shares are issued in more than one series with identical designations, rights and restrictions attached thereto, all such series of First Preference Shares shall rank pari passu and participate equally and proportionately without preference or discrimination as if all such series of First Preference Shares had been issued simultaneously and all such series of First Preference Shares may be designated as one series.

25.4 Ranking of First Preference Shares.

Each series of First Preference Shares shall, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with each other series of First Preference Shares and shall be entitled to a preference over the Common Shares and over any other shares ranking junior to the First Preference Shares, and the First Preference Shares of any series may also be given such other preferences not inconsistent with subparagraphs 25.1 to 25.10 hereof over the Common Shares and over any other shares ranking junior to the First Preference Shares as may be determined by resolution of the directors of the Company. If any amount of cumulative

FORM 21
(Section 371)

PROVINCE OF BRITISH COLUMBIA

Certificate of
Incorporation No. 361924

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

NAME OF COMPANY: 361962 B.C. LTD.

DATE RESOLUTION PASSED: May 15, 1989

Resolutions:

RESOLVED, as a special resolution, with or without amendment, that:

1. The authorized capital of the Company be increased from TWENTY-FIVE MILLION (25,000,000) Common Shares without par value to ONE HUNDRED MILLION (100,000,000) shares divided into FIFTY MILLION (50,000,000) Common Shares without par value and FIFTY MILLION (50,000,000) First Preference Shares without par value, the First Preference Shares having attached thereto the special rights and restrictions set out in Part 25 of the Company's Articles.

2. Paragraph 2 of the Company's Memorandum be altered to give effect to the above-noted changes in authorized capital.

3. The Company's Articles be altered be deleting Part 25 thereof, and by substituting the following in its place:

PART 25
FIRST PREFERENCE SHARES

The First Preference Shares may be issued from time to time in one or more series and shall, as a class, have attached thereto the following preferences, rights, conditions, restrictions, limitations and prohibitions:

25.1 Each series of First Preference Shares shall consist of such number of preference shares as may, before the issue thereof, be determined by the directors of the Company.

25.2 The directors may, by resolution ("directors resolution") duly passed before the issuance of Preference Shares of any series, alter the Memorandum to fix the number of Preference Shares in and determine the designation of the Preference Shares of each series and alter the Memorandum and Articles to create, define and attach special rights or restrictions to the Preference Shares of each series, subject to the special rights or restrictions attached to all Preference Shares and subject to the provisions of the Company Act.

SCHEDULE "A"

ALTERED MEMORANDUM

(As altered by Special Resolutions passed August 14, 1989)

1. The name of the Company is

APPIAN RESOURCES LTD.

2. The authorized capital of the Company consists of ONE HUNDRED MILLION (100,000,000) shares divided into FIFTY MILLION (50,000,000) Common Shares without par value and FIFTY MILLION (50,000,000) First Preference Shares without par value, the First Preference Shares having attached thereto the special rights and restrictions set out in Part 25 of the Company's Articles.

FORM 21
(Section 371)
PROVINCE OF BRITISH COLUMBIA

SEP 1 1989

Certificate of
Incorporation No. 361942

COMPANY ACT

SPECIAL RESOLUTION

The following special resolutions were passed by the undermentioned Company on the date stated:

NAME OF COMPANY: 361942 B.C. LTD.

DATE RESOLUTION PASSED: AUGUST 14, 1989

Resolution:

UPON MOTION IT IS RESOLVED as a Special Resolution that the name of the Company be changed from:

"361942 B.C. LTD."

TO:

APPIAN RESOURCES LTD.

or such other name as may be acceptable to the Registrar of Companies for British Columbia and the Vancouver Stock Exchange.

UPON MOTION IT IS RESOLVED as a Special Resolution that the Memorandum be altered to reflect the above-noted Special Resolution and that it be in the form attached hereto and marked Schedule "A" so that the Memorandum, as altered, shall at the time of filing comply with the Company Act."

CERTIFIED A TRUE COPY THE 14TH DAY OF AUGUST, 1989.

DuMoulin Black
10th Floor
595 Howe Street
Vancouver, B.C.
V6C 2T5

(Signature) ____________
David Black

Solicitor
(Relationship to Company)

COMPANY ACT

ALTERED MEMORANDUM

(As altered by Special Resolution dated June 18, 1991)

OF

APPIAN RESOURCES LTD.

I wish to be formed into a Company with a limited liability under the "Company Act" in pursuance of this Memorandum.

1. The name of the Company is "SULTAN MINERALS INC."

2. The authorized capital of the Company consists of FIFTY MILLION (50,000,000) Common Shares without par value and FIFTY MILLION (50,000,000) First Preference Shares without par value.

I HEREBY CERTIFY THAT THESE ARE COPIES OF DOCUMENTS FILED WITH THE REGISTRAR OF COMPANIES ON

MAY 04 1992

FOR REGISTRAR OF COMPANIES FOR THE PROVINCE OF BRITISH COLUMBIA

FORM 21

(Section 371)

PROVINCE OF BRITISH COLUMBIA

Certificate of Incorporation No. 361942

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

NAME OF COMPANY: APPIAN RESOURCES LTD.

DATE RESOLUTION PASSED: June 18, 1991

Resolution:

"**UPON MOTION** duly made, seconded and carried, **IT WAS RESOLVED AS A SPECIAL RESOLUTION THAT:**

1. The Memorandum be altered by.

    i) the Company's authorized capital of fifty million (50,000,000) common shares without par value and its issued common share capital of 7,374,367 common shares without par value be consolidated on a four (4) for one (1) basis so that the Company will be authorized to issue 12,500,000 common shares without par value, of which 1,843,592 common shares will then be issued and outstanding;

    ii) the name of the Company be changed to "**SULTAN MINERALS INC.**" and that paragraph 1 of the Memorandum of the Company be altered accordingly.

    iii) the authorized capital of the Company be increased to fifty million (50,000,000) common shares and altering the Company's Memorandum accordingly.

    iv) the Memorandum be in the form attached to the Minutes of this Meeting and marked Schedule "A", so that the Memorandum, as altered, shall at the time of filing comply with the Company Act."

2. the Memorandum be altered to the form attached to the Minutes of this Meeting and marked Schedule "A", so that the Memorandum, as altered, shall at the time of filing comply with the Company Act.

THE MEMORANDUM, AS ALTERED, IS ATTACHED AS SCHEDULE "A".

CERTIFIED A TRUE COPY THIS 13th DAY OF APRIL, 1992.

(Signature) ____________

Secretary

(Relationship to Company)

SULTAN MINERALS INC. SUL-TSX VENTURE
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

July 30, 2002

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries
2nd Floor – 940 Blanchard Street
P.O. Box 9431 Stn. Prov. Govt.
Victoria, BC V8W 9V3

Attention: Andy Baliko

Dear Sirs:

Sultan Minerals Inc. – Cert# 361942

Further to your letter of July 12, 2002, we enclose completed Form 19 Special Resolution, in duplicate. Please apply fees in the amount of $100 held under CAT#1707-70028 for this filing.

We trust you will find everything in order.

Sincerely,

Rodrigo A. Romo
Legal Assistant
for SULTAN MINERALS INC.

Enclosures

Schedule "A"

Company Act

Altered Memorandum

As altered by special resolution dated June 26, 2002

1. The name of the Company is **Sultan Minerals Inc.**

2. The authorized capital of the Company consists of 550,000,000 shares divided into:

(a) 500,000,000 Common Shares without par value; and

(b) 50,000,000 First Preference Shares without par value, each share having attached thereto the special rights and restrictions set out in the Articles of the Company.

BRITISH COLUMBIA

Form 19
(Section 348)

Certificate of Incorporation No. 361942

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution* was passed by the undermentioned company on the date stated:

Name of Company SULTAN MINERALS INC.

Date resolution passed JUNE 26, 2002

Resolution †

"Resolved, as a special resolution, that the authorized capital of the Company be increased from 100,000,000 shares divided into 50,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value to 550,000,000 shares divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value and that the Memorandum of the Company be altered to be in the form set out as Schedule "A" attached hereto."

Certified a true copy on YYYY/MM/DD 2002/07/10

Shannon Ross
(Signature)

Secretary and Chief Financial Officer
(Relationship to Company)

* See section 1 (1) for definition of "special resolution".
† Insert text of special resolution.
R. C. — 14

Internet: www.fin.gov.bc.ca/registries

FIN 0599HU Rev.2001/1/10

CANADA

PROVINCE OF BRITISH COLUMBIA

NUMBER

361942

Province of British Columbia

Ministry of Finance and Corporate Relations

REGISTRAR OF COMPANIES

COMPANY ACT

CERTIFICATE

I HEREBY CERTIFY THAT

APPIAN RESOURCES LTD.

HAS THIS DAY CHANGED ITS NAME TO THE NAME

SULTAN MINERALS INC.

GIVEN, UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA

THIS 4TH DAY OF MAY, 1992

Liz Mueller

LIZ MUELLER

A/DEPUTY REGISTRAR OF COMPANIES

COMPANY ACT

Certificate

372447

Canada
Province of British Columbia

I Hereby Certify *that* LOCKWOOD PETROLEUM INC., which was incorporated on the twenty-fourth day of April, 1980, under Certificate No. 208691 and GABRIEL RESOURCES INC., which was incorporated on the twenty second day of December, 1980, under Certificate No. 223023 and KANGELD RESOURCES LTD., which was incorporated on the fifth day of March, 1981, under Certificate No. 228524, are this day amalgamated pursuant to the Company Act as one company with the name AMALGAMATED GABRIEL, KANGELD, LOCKWOOD LTD.

Given *under my hand and seal of office at Victoria, B.C., this* 12th *day of* September, *one thousand nine hundred and* eighty-nine

B.W. Webber

Assistant Deputy *Registrar of Companies.*

Petitioners herein dated the 1st day of June, 1989, be and the same is hereby approved without variation.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

ENTERED
AUG - 1 1989
VANCOUVER
REGISTRY
VOL. 24 FOL. 62

NO. A891628
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE "COMPANY ACT"
R.S.B.C. 1979, C. 59 AND AMENDMENTS THERETO

AND

IN THE MATTER OF AN ARRANGEMENT

BETWEEN

GABRIEL RESOURCES INC.
KANGELD RESOURCES LTD.
LOCKWOOD PETROLEUM INC.

ORDER

BEFORE THE HONOURABLE	)	FRIDAY, THE 28TH DAY
	)	
JUSTICE LANDER	)	OF JULY, 1989.

UPON THE EX PARTE APPLICATION of the Petitioners coming on for hearing on Friday, the 28th day of July, 1989, at Vancouver, British Columbia; AND UPON HEARING John E. Hall, Q.C., Counsel for the Petitioners; AND UPON READING the Affidavit of David P. Hall sworn the 19th day of June, 1989 and the Affidavit of Jule A. Stokke sworn the 27th day of July, 1989; AND PURSUANT to the Order of the Honourable Judge Wong, a Local Judge of the Supreme Court dated the 20th day of June, 1989:

THIS COURT ORDERS, pursuant to s. 276 of the Company Act, R.S.B.C. 1979, C. 59, that the Arrangement between the

NO. A891628
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE "COMPANY ACT"
R.S.B.C. 1979, C. 59 AND AMENDMENTS THERETO

AND

IN THE MATTER OF AN ARRANGEMENT

BETWEEN

GABRIEL RESOURCES INC.
KANGELD RESOURCES LTD.
LOCKWOOD PETROLEUM INC.

ORDER

BEFORE A JUDGE OF THE	MON DAY, THE 21st DAY
	OF AUGUST, 1989.

UPON THE APPLICATION of the Petitioners pursuant to Rule 41(23) and Rule 44(14) of the Rules of Court; AND UPON READING the Affidavit of John E. Hall, Q.C., sworn the 16th day of August 1989, and filed:

THIS COURT ORDERS that the Order of the Honourable Mr. Justice Lander dated Friday, the 28th day of July, 1989, be corrected by adding "and 361942 B.C. Ltd." between "Petitioners herein" and "dated the 1st day of June, 1989 be and the same is hereby approved without variation."

BY THE COURT

DEPUTY DISTRICT REGISTRAR

ENTERED
AUG 22 1989
VANCOUVER
REGISTRY
VOL 128 FOL 111

Certified a true copy according to the records of the Supreme Court at Vancouver, B.C.
This 25th day of Aug 1989

Authorized Signing Officer

25AUG89 9D3349 A891628 ROC 10.0

CANADA
PROVINCE OF BRITISH COLUMBIA

NUMBER

361942

Province of British Columbia
Ministry of Finance and Corporate Relations
REGISTRAR OF COMPANIES

COMPANY ACT

CERTIFICATE OF INCORPORATION

I HEREBY CERTIFY THAT

361942 B.C. LTD.

HAS THIS DAY BEEN INCORPORATED UNDER THE COMPANY ACT

GIVEN UNDER MY HAND AND SEAL OF OFFICE
AT VICTORIA, BRITISH COLUMBIA
THIS 17TH DAY OF MARCH, 1989

B. W. WEBBER
ASST. DEPUTY REGISTRAR OF COMPANIES

CANADA

PROVINCE OF BRITISH COLUMBIA

NUMBER

361942

Province of British Columbia

Ministry of Finance and Corporate Relations

REGISTRAR OF COMPANIES

COMPANY ACT

CERTIFICATE

I HEREBY CERTIFY THAT

361942 B.C. LTD.

HAS THIS DAY CHANGED ITS NAME TO THE NAME

APPIAN RESOURCES LTD.

GIVEN UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA

THIS 1ST DAY OF SEPTEMBER, 1989

DAVID W. BOYD
REGISTRAR OF COMPANIES

unless a separate vote by class or series is required by the Company Act (British Columbia).

25.10 The Common Shares of the Company shall be subject to the foregoing preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the First Preference Shares and shall be subject to such further and additional preferences, rights, conditions, restrictions, limitations and prohibitions as may be determined by the directors of the Company for each series of First Preference Shares prior to the issue thereof.

25.7 Approval of holders of First Preference Shares:

Subject to paragraph 25.9, the authorization required by Section 250 of the Company Act (British Columbia) (or any other statutory provision of like or similar effect, from time to time in force) to add to, remove or change any right or restriction attaching to the First Preference Shares as a class and the approval of any other matter requiring the consent of the holders of First Preference Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by a majority of not less than 75% of the votes cast at a meeting of the holders of the First Preference Shares duly called for that purpose and held upon at least 21 days notice at which the holders of First Preference Shares representing not less than a majority of the aggregate stated capital of all First Preference Shares then outstanding are present or represented by proxy; PROVIDED that, if at any such meeting the holders of a majority of the aggregate stated capital of all First Preference Shares then outstanding are not present or represented by proxy within 1/2 hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and not less than 10 days' notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called, and at such adjourned meeting the holders of First Preference Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by a majority of not less than 75% of the votes cast at such adjourned meeting shall constitute the authorization of the holders of the First Preference Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Articles of the Company with respect to meetings of shareholders or, if not so prescribed, as required by the Company Act (British Columbia).

25.8 Restrictions on issue of Shares:

No First Preference Shares may be issued if the Company is in arrears in the payment of dividends on, or is in breach of any of the provisions attaching to any outstanding series of First Preference Shares without the approval of the holders of the First Preference Shares then outstanding given in accordance with paragraph 25.7 hereof.

25.9, Variation of Rights without Approval:

The holders of the First Preference Shares of any series thereof shall not be entitled to vote separately as a class or series upon a proposal to amend the Articles to:

i) decrease the maximum number of authorized First Preference Shares or any series thereof; or

ii) effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof;

the terms of the Company Act (British Columbia). Where First Preference Shares are issued in more than one series with identical designations, rights and restrictions attached thereto, all such series of First Preference Shares shall rank pari passu and participate equally and proportionately without preference or discrimination as if all such series of First Preference Shares had been issued simultaneously and all such series of First Preference Shares may be designated as one series.

25.4 Ranking of First Preference Shares:

Each series of First Preference Shares shall, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with each other series of First Preference Shares and shall be entitled to a preference over the Common Shares and over any other shares ranking junior to the First Preference Shares, and the First Preference Shares of any series may also be given such other preferences not inconsistent with subparagraphs 25.1 to 25.10 hereof over the Common Shares and over any other shares ranking junior to the First Preference Shares as may be determined by resolution of the directors of the Company. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends in respect of any First Preference Shares is not paid in full, the First Preference Shares of all series shall participate rateably in respect of such dividends in accordance with the sums which would be payable on such shares if all such dividends were declared and paid in full; and if any amount payable on a return of capital in respect of any First Preference Shares is not paid in full, the First Preference Shares of all series shall participate rateably in respect of any return on capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full; PROVIDED, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preference Shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

25.5 Voting Rights:

Except as hereinafter referred to or as required by law or in accordance with any voting rights which may from time to time be attached to any series of First Preference Shares, the holders of First Preference Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company. On every poll taken at a meeting of the holders of First Preference Shares as a class, or at a joint meeting of the holders of 2 or more series of First Preference Shares, each holder of First Preference Shares entitled to vote thereat shall have one vote in respect of each First Preference Share held by him.

25.6 Amendment with approval of holders of First Preference Shares:

The rights, restrictions and conditions attached to the First Preference Shares as a class may be added to, removed or changed but only with the approval of holders of First Preference Shares given as hereinafter specified.

PART 25
FIRST PREFERENCE SHARES

The First Preference Shares may be issued from time to time in one or more series and shall, as a class, have attached thereto the following preferences, rights, conditions, restrictions, limitations and prohibitions:

25.1 Each series of First Preference Shares shall consist of such number of preference shares as may, before the issue thereof, be determined by the directors of the Company.

25.2 The directors may, by resolution ("directors resolution") duly passed before the issuance of Preference Shares of any series, alter the Memorandum to fix the number of Preference Shares in and determine the designation of the Preference Shares of each series and alter the Memorandum and Articles to create, define and attach special rights or restrictions to the Preference Shares of each series, subject to the special rights or restrictions attached to all Preference Shares and subject to the provisions of the Company Act.

25.3 The Preference Shares of any series may have attached thereto such special rights or restrictions as may be determined by directors resolution, before the issue thereof, with respect to each series including (as examples only), without in any limiting the generality of the foregoing, special rights or restrictions concerning:

i) the rate, amount or method of calculation of dividends thereon;

ii) the time or times and place or places of payment of dividends;

iii) the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption thereof;

iv) conversion, exchange or reclassification rights (if any);

v) voting rights attached thereto (if any);

vi) the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on or the repayment of capital in respect of any shares ranking junior to the First Preference Shares; and

vii) any other terms not inconsistent with these provisions;

the whole of the foregoing being subject to the filing with the Registrar of Companies resolutions in the prescribed form designating such series of First Preference Shares including the designation, rights and restrictions attaching thereto as determined by the directors resolution. Further, the creation of the class and each individual series created being subject to compliance with

PART 25
PROHIBITIONS

So long as the Company is a Company that is not a reporting Company, the following prohibitions shall apply:

25.1 No shares or debt obligations issued by the Company shall be offered for sale to the public.

25.2 No shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

BRIAN C. IRWIN

Subscriber

Amended

[iv] such person or persons as the Directors may from time to time by resolution appoint

and the said Directors, officers, person or persons in whose presence the seal is to be affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one of the foregoing persons.

24.2 To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechancially reproduced, there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, or Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definite or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3 The Company may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

PART 23
RECORD DATES

23.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2 Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

PART 24
SEAL

24.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

[i] any two Directors, or

[ii] one of the Chairman of the Board, the President, the managing Director and a Vice-President together with one of the Secretary, the Treasurer, the Secrtary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

[iii] if the Company shall have only one member, the President or the Secretary, or

PART 22
NOTICES

22.1 A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2 A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3 A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address [if any] supplied to the Company for the purpose by the persons claiming to be so entitled, or [until such address has been so supplied] by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

20.3 Subject to the rights of members [if any] holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4 The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6 No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7 Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named in the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby [plus the amount of any tax required by law to be deducted] discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

19.3 The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, officer, employee or agent.

PART 20
DIVIDENDS AND RESERVE

20.1 The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of other value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2 Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

18.3 Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

PART 19
INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1 Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder [notwithstanding that he is also a Director] and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company [if he shall not be a full time employee of the Company and notwithstanding that he is also a Director] and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

17.2 Any committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18
OFFICERS

18.1 The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2 One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

16.8 Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9 A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 17
EXECUTIVE AND OTHER COMMITTEES

17.1 The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board [except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board] subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed.

16.5 Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, if not so fixed, shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

16.7 The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

15.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PART 16
PROCEEDINGS OF DIRECTORS

16.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the Directors. If there is no Chairman of the Board of neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3 A meeting of the Board or of any committee of the Directors may be held by means of conference telephones or other communications facilities whereby all Directors participating in the meeting can hear each other provided that all such Directors agree to such participation.

15.2 A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to

[i] any such contract or transaction relating to a loan to the Company, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

[ii] any contract or transaction made or to be made with, or for the benefit of, an affiliated corporation of which a Director is a director;

[iii] determining the remuneration of the Directors;

[iv] purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

[v] the indemnification of any Director by the Company.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3 A Director may hold any office or place of profit with the Company [other than the office of auditor of the Company] in conjunction with his office of Director for such period and on such terms [as to remuneration or otherwise] as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

PART 14
POWERS AND DUTIES OF DIRECTORS

14.1 The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2 The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions [not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends] and for such period, which such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 15
DISCLOSURE OF INTEREST OF DIRECTORS

15.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

13.6 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7 Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

13.8 The office of Director shall be vacated if the Director:

[i] resigns his office by notice in writing delivered to the registered office of the Company; or

[ii] is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

[iii] ceases to be qualified to act as a Directror pursuant to the Company Act.

13.9 The Company may by special resolution remove any director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

PART 13
ELECTION AND REMOVAL OF DIRECTORS

13.1 At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2 A retiring Director shall be eligible for re-election.

13.3 Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4 If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as Directors may be requested by the newly-elected Directors, and they shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles, such number shall be fixed at the number of Directors actually elected or continued in office or at such number as fixed by resolution at a general meeting.

13.5 Any casual vacancy occurring in the Board of Directors may be filled by resolution of the remaining Directors or Director.

PART 12
DIRECTORS

12.1 The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the subscribers to the Memorandum or at a meeting of the subscribers, or if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles, the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2 The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director.

"The Undersigned member of __________ (hereinafter called the Company") hereby appoints __________, or failing him, __________ or failing either of them, __________ as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the members of the Company to be held on __________ and at any adjournments thereof, to the same extent and with the same powers as if the under-signed were present at the said meeting, or any adjournment thereof, and the persons named are specifically directed to vote as indicated below:

Dated:

____
Signature of Member"

11.10 A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share or shares in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11 Every proxy may be revoked by an instrument in writing

[i] executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

[ii] delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken

or in any other manner provided by law.

11.7 A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company if:

[i] the Company is at the time a reporting company, or

[ii] the member appointing the proxyholder is a corporation, or

[iii] the Company shall have at the time only one member, or

[iv] the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote; for the purpose of such resolution the proxyholder shall be counted in the quorum but shall not be entitled to vote

and in all other cases a proxyholder must be a member.

11.8 A proxy and any power of attorney or other authority under which it is signed or a notarially certified copy of the power or authority shall be deposited at the place specified for that purpose in the notice of meeting or, in the documents mailed to the members with the notice of meeting or, if no place is so specified, at the registered office of the Company before the time for holding the meeting at which the person named in the proxy proposes to vote, or such earlier time as the Directors may determine. In default the proxy will not be treated as valid.

11.9 Unless the Company Act or any other statute or law which is applicable to the Company or to any class of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

11.3 Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation which is a member may appoint a proxyholder.

11.4 In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

11.5 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

11.6 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12 Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 11
VOTES OF MEMBERS

11.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2 Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

10.7 The Chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion.

10.9 Subject to the provisions of the Company Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless [before or on the declaration of the result of the show of hands] a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The Chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the minute book of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against that resolution.

10.10 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded.

fixing of the remuneration of the Auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum shall be two members or proxyholders present. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder entitled to vote thereat.

10.4 If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

10.5 The Chairman of the Board, if any, or in his absence the President of the Company shall be entitled to preside as chairman at every general meeting of the Company.

10.6 If at any general meeting neither the Chairman of the Board nor the President is present within fifteen minutes after the time appointed for holding the meeting or is willing to serve as Chairman, the members present shall choose a Chairman.

manner [if any] as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7 All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PART 10
PROCEEDINGS AT GENERAL MEETINGS

10.1 All business shall be deemed special business which is transacted at

[i] an extraordinary general meeting other than the conduct of and voting at, such meeting; and

[ii] an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, the election of Directors, the appointment of the Auditor, the

8.5 The Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

PART 9
GENERAL MEETINGS

9.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time [not being more than thirteen months after the holding of the last preceding annual general meeting] and place as may be determined by the Directors.

9.2 If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4 The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5 If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

9.6 A notice conveying a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other

[ii] issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

[iii] mortgage, pledge, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company [both present and future].

8.2 Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3 The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

PART 7
PURCHASE AND REDEMPTION OF SHARES

7.1 Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class or series of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent. Unless otherwise permitted under the Company Act, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind, as the case may be, to be purchased.

7.2 If the Company proposes at its option to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 Subject to the provisions of the Company Act, any shares purchased or redeemed by the Company may be sold or issued by it, but, while such shares are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or other distribution shall be paid or made thereon.

PART 8
BORROWING POWERS

8.1 The Directors may from time to time on behalf of the Company:

[i] borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

(ii) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares

and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class.

6.4 Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by a resolution passed by the votes of members holding three-fourths of the rest of such shares.

6.5 If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to any meeting of members unless, if so required by the Company Act, the Superintendent of Brokers for British Columbia shall have consented to the resolution.

6.6 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares but the quorum at a class meeting shall be one person holding or representing by proxy one-third of the shares affected.

5.8 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Company Act requires or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 6
ALTERATION OF CAPITAL

6.1 The Company may by ordinary resolution filed with the Regitrar amend its Memorandum to increase the authorized capital of the Company by:

[i] creating shares with par value or shares without par value, or both;

[ii] increasing the number of shares with par value or shares without par value, or both; or

[iii] increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2 The Company may by special resolution alter its Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of all or any of its shares but only to such extent, in such manner and with such consents of members holding a class of shares which is the subject of or affected by such alteration, as the Company Act provides.

6.3 The Company may alter its Memorandum or these Articles:

[i] by special resolution, to create, define and attach special rights or restrictions to any shares, and

5.3 Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right to the transferee to have the transfer registered. All instruments of transfer where the transfer is registered, shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6 In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative, the Directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.7 Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited at the Company's registered office.

4.2 Unless prohibited by the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places, either within or outside British Columbia, as the Directors may from time to time determine.

4.3 The Company shall not at any time close its register of members.

PART 5
TRANSFER AND TRANSMISSION OF SHARES

5.1 Subject to the provisions of the Memorandum and of these Articles that may be applicable, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein, or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers, and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

3.3 Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 per centum of the amount of the subscription price of such shares.

3.4 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purpose of this Article shall be the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

PART 4
SHARE REGISTERS

4.1 The Company shall keep or cause to be kept within British Columbia, a register of members, a register of transfers and a register of allotments, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

2.3 Every share certificate shall be signed manually by at least one officer or Director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.4 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize [even when having notice thereof] any equitable, contingent, future or partial interest in any share or in any fractional part of a share or [except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction] any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3
ISSUE OF SHARES

3.1 Subject to Article 3.2 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, or grant options on, issue warrants for or otherwise deal in, shares authorized but not outstanding at such times, to such persons [including Directors], in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2 If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

PART 2
SHARES AND SHARE CERTIFICATES

2.1 Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him, provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Compny shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2 If a share certificate

[i] is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof,

[ii] is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

[iii] represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

Such sum as the Directors may from time to time prescribe, shall be paid to the Company for each certificate to be issued under this Article.

PROVINCE OF BRITISH COLUMBIA

Business Corporations Act.

ARTICLES OF

Sultan Minerals Inc.

PART I

INTERPRETATION

1.1 In these Articles, unless there is something in the subject or context inconsistent therewith:

"Board" and "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being.

"Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"seal" means the common seal of the Company.

"month" means calendar month.

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2 The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3 The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

ARTICLES OF

SULTAN MINERALS INC.

TABLE OF CONTENTS

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
AINSWORTH, BENJAMIN

Mailing Address: [redacted]

Delivery Address: [redacted]

Last Name, First Name, Middle Name:
BERNER, SARGENT H.

Mailing Address: [redacted]

Delivery Address: [redacted]

Last Name, First Name, Middle Name:
LANG, FRANK A.

Mailing Address: [redacted]

Delivery Address: [redacted]

Last Name, First Name, Middle Name:
TROUP, ARTHUR G.

Mailing Address: [redacted]

Delivery Address: [redacted]

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	FIRST PREFERENCE Shares	Without Par Value With Special Rights or Restrictions attached

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
July 21, 2005

This Notice of Articles was issued by the Registrar on: July 21, 2005 01:24 PM Pacific Time

Incorporation Number: **BC0361942**

Recognition Date: Incorporated on March 17, 1989

NOTICE OF ARTICLES

Name of Company:

SULTAN MINERALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
570 GRANVILLE STREET
SUITE 1400
VANCOUVER BC V6C 3P1
CANADA

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 15, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS COMMENCES DIAMOND DRILLING ON TUNGSTEN-MOLYBDENUM PROPERTY, BC

Sultan Minerals Inc. (**SUL** – TSX Venture) ("Sultan" or the "Company") is pleased to report that diamond drilling is now underway on its Jersey-Emerald Property in the Salmo area of British Columbia. The drill program is designed to expand the tungsten resource reported in the Company's news release dated November 8, 2006 and will focus on testing the north end of the recently identified East Emerald Tungsten Zone.

The East Emerald Tungsten Zone has been traced by trenching, drilling and surface mapping for more than 1,100 metres along strike and remains open to the south. Recent and historic diamond drilling has intersected the zone to a depth of 300 metres down dip. The zone averages 10.0 metres in thickness with tungsten (WO_3) assays varying from less than 0.10% WO_3 to greater than 0.35% WO_3 (see News Release of June 5, 2006).

The East Emerald Tungsten Zone lies between the Invincible and Dodger tungsten deposits and can be readily accessed from the existing workings. The resource evaluation reported November 8th shows that at a cut-off grade of 0.15% WO_3, the Invincible and Dodger zones contain a measured plus indicated tungsten resource of 2,510,000 tons averaging 0.37% WO_3 with an additional inferred resource of 1,210,000 tons averaging 0.40% WO_3. The study shows there is potential to significantly expand this resource with exploration in both the historically mined areas and the surrounding terrain. The report recommends 19,000 metres of diamond drilling for the property with 11,000 metres of drilling planned for the East Emerald Tunsten Zone.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Core samples are split with a core splitter and half of the core is stored in a secure site in Salmo, B.C. The second half of the core is placed in sealed plastic bags, and shipped to a commercial analytical laboratory for assay. The project's quality control program includes the systematic use of duplicate samples and the use of a secondary laboratory for check assaying.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Marc Lee – Email: mlee@sultanminerals.com or info@sultanminerals.com

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Marc Lee – Email: mlee@sultanminerals.com or info@sultanminerals.com

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.sultanminerals.com.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 8, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS RELEASES NI 43-101 RESOURCE CALCULATIONS FOR ITS TUNGSTEN-MOLYBDENUM PROPERTY, B.C., CANADA

Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce that it has now received the completed initial resource calculations for the Tungsten and Molybdenum Zones on its Jersey-Emerald Property in the Kootenay District of British Columbia. Resource calculations were prepared by Giroux Consultants Ltd. and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of P & L Geological Consultants Ltd.

The study demonstrates that significant deposits of tungsten mineralization remain within the East Dodger and the Invincible Tungsten Mines **with excellent exploration potential** in both the historically mined areas and the surrounding terrain. The authors recommend that a preliminary scoping study be undertaken to determine the requirements necessary for permitting of the site for mining.

Separate resource estimations were produced for tungsten in the Invincible and Dodger Zones based on 4,593 diamond drill holes cored at 25 to 50 ft. centres (7.0m to 15.0m centres) and molybdenum in the Dodger 4200 Zone based on 21 diamond drill holes. Within the tungsten zones assays were capped at 13.2% WO_3 in the Invincible-Emerald Zone and 14.2% WO_3 in the Dodger Zones, while within the molybdenum zone, assays were capped at 1.58% Mo. Uniform 10 ft down-hole composites were produced within all mineralized zones. Variography demonstrated anisotropic structures for both WO_3 and Mo within the mineralized zones. Within the tungsten zones blocks 25 x 25 x25 ft. were interpolated using ordinary kriging. For the molybdenum zone blocks 50 x 50 x 20 ft. were estimated by ordinary kriging. Blocks in all zones were classified using distance parameters tied to the ranges of semivariograms. Specific gravity determinations were made from 2006 drill core. Within the tungsten zones 9 measurements showed a definite correlation between grade of WO_3 and specific gravity. Blocks with estimated grades less than 0.1% WO_3 were assigned an specific gravity of 2.77 (11.57 cu. ft./ton), blocks =0.1 and less than 0.3% WO_3 were given a value of 3.25 (9.86 cu. ft./ton) and blocks with estimated grades > 0.3% WO_3 were assigned a value of 3.36 (9.54 cu. ft./ton). Within the molybdenum resource area blocks were assigned an average of 8 measurements, a value of 2.68 which converts to a tonnage conversion factor of 11.96 cu. ft./ton.

Within the tungsten zones, using a cut-off grade of 0.15% WO_3, the results show 2.51 million tons averaging 0.37% WO_3 classed as measured plus indicated, with an additional 1.21 million tons averaging 0.40% WO_3 classed as inferred. In the molybdenum zone, the results at a 0.05% Mo cut-off show 28,000 tons averaging 0.098 % Mo classed as indicated with a further 481,000 tons averaging 0.103% Mo classed as inferred.

The results of the resource evaluation are summarized in the following tables.

TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

Classification	Cutoff %	Tons >Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

TOTAL MO RESOURCE FOR DODGER 4200 ZONE

Classification	Cutoff %	Tons >Cutoff	Mo%	Pounds of Mo
Indicated	0.05	28,000	0.098	54,880
Inferred	0.05	481,000	0.103	990,860

The Company's consultants have suggested that until an economic evaluation is completed, 0.15% WO_3 and 0.05% Mo are realistic cutoff grades for an underground mining operation in this location at current tungsten and molybdenum prices. The following tables set out the measured plus indicated resource at cutoff grades for WO_3 ranging from 0.10% to 0.40% and for Mo ranging from 0.01% to 0.12%.

TABLE 21: TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

MEASURED				INDICATED	
Cutoff WO_3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)		Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)
0.10	1,700,000	0.304		1,880,000	0.291
0.12	1,480,000	0.333		1,610,000	0.322
0.14	1,290,000	0.362		1,410,000	0.350
0.15	**1,200,000**	**0.379**		**1,310,000**	**0.365**
0.16	1,120,000	0.397		1,260,000	0.374
0.18	980,000	0.429		1,120,000	0.399
0.20	880,000	0.454		1,000,000	0.423
0.22	780,000	0.486		900,000	0.447
0.24	730,000	0.504		810,000	0.472
0.26	660,000	0.531		690,000	0.508
0.28	610,000	0.554		610,000	0.541
0.30	560,000	0.574		560,000	0.564
0.32	510,000	0.601		500,000	0.591
0.34	440,000	0.644		460,000	0.619
0.36	400,000	0.678		410,000	0.647
0.38	370,000	0.699		390,000	0.665
0.40	340,000	0.725		370,000	0.682

INFERRED				MEASURED PLUS INDICATED	
Cutoff WO_3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)		Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)
0.10	1,590,000	0.333		3,590,000	0.297
0.12	1,400,000	0.362		3,090,000	0.327
0.14	1,270,000	0.386		2,700,000	0.356
0.15	**1,210,000**	**0.397**		**2,510,000**	**0.372**
0.16	1,160,000	0.408		2,370,000	0.385
0.18	1,080,000	0.427		2,090,000	0.413
0.20	990,000	0.447		1,890,000	0.438
0.22	920,000	0.468		1,680,000	0.465
0.24	830,000	0.490		1,540,000	0.487
0.26	770,000	0.510		1,350,000	0.520
0.28	730,000	0.522		1,220,000	0.548
0.30	680,000	0.541		1,120,000	0.569
0.32	620,000	0.564		1,020,000	0.596
0.34	560,000	0.586		900,000	0.631
0.36	520,000	0.609		810,000	0.662
0.38	480,000	0.627		760,000	0.682
0.40	450,000	0.640		710,000	0.703

Dodger 4200 Mo Zone - Indicated Resource			
Mo Cutoff (%)	Tons > Cutoff (tons)	Grade > Cutoff Mo (%)	Pounds Mo
0.01	49,000	0.067	65,660
0.02	37,000	0.085	62,900
0.03	37,000	0.085	62,900
0.04	32,000	0.091	58,240
0.05	28,000	0.098	54,880
0.06	25,000	0.103	51,500
0.07	25,000	0.103	51,500
0.08	25,000	0.103	51,500
0.09	17,000	0.112	38,080
0.10	13,000	0.117	30,420
0.11	8,000	0.123	19,680
0.12	8,000	0.123	19,680

Dodger 4200 Mo Zone - Inferred Resource			
Mo Cutoff (%)	Tons > Cutoff (tons)	Grade > Cutoff Mo (%)	Pounds Mo
0.01	3,377,000	0.034	2,296,360
0.02	1,946,000	0.048	1,868,160
0.03	1,190,000	0.064	1,523,200
0.04	744,000	0.082	1,220,160
0.05	481,000	0.103	990,860
0.06	387,000	0.115	890,100
0.07	265,000	0.138	731,400
0.08	217,000	0.152	659,680
0.09	188,000	0.162	609,120
0.10	163,000	0.173	563,980
0.11	155,000	0.177	548,700
0.12	142,000	0.182	516,880

Resource calculations for tungsten were determined for the un-mined mineralization in the drilled out portions of the Invincible and Dodger tungsten deposits. Within the tungsten zones, tonnages were adjusted to account for underground mining. The proportion of underground voids within each block was determined and this amount of material was subtracted from the tonnage calculated for that block.

The study indicates that average grades of molybdenum within the porphyry system are significant enough for potential underground mining methods of extraction, and includes limited zones with highly elevated grades.

The report concludes that based on the results of this preliminary resource calculation potential for both tungsten and molybdenum resources exist on the Jersey property.

The report makes a number of recommendations that can be summarized as follows:

1. Consultation be initiated with the Ministry of Mines of British Columbia to establish the terms of reference for re-permitting this historic mine.

2. A preliminary scoping study should be undertaken to determine the economic parameters and mining plan to develop the resource as well as the requirements necessary for permitting of the site for mining.

3. The Invincible Mine workings should be dewatered and the access portals stabilized.

4. The East Emerald Tungsten Zone and its projected extension should be tested with 11,000 metres of drilling in 60 drill holes.

5. The East Dodger Tungsten Zone should be tested with 5,000 metres of drilling in 35 drill holes.

6. The East Dodger Molybdenum Zone should be investigated to the north, south and at depth with 3,000 metres of diamond drilling in 15 drill holes.

The proposed budget for the recommended program is estimated at $4,120,000.

Sultan's directors are delighted with the results of this study. The study shows that a significant tungsten resource exists on the property. The resource is comparable in tonnage and grade with many of the world's largest producing tungsten mines and has potential for expansion both within the historically mined areas and within the surrounding terrain.

The following table compares the Jersey-Emerald tungsten resource with the published reserves of the western world's three largest tungsten mines.

Deposit	Classification	Tons	WO_3 %	Pounds of WO_3
Jersey-Emerald	Measured & Indicated	2,510,000	0.372	18,674,000
Panasquiera, Portugal	Provn, Probabl &Indic.	4,649,000	0.250	25,960,000
Cantung, Canada	Proven & Probable	1,030,600	1.170	24,116,040
Ferbertal, Austria	Proven & Probable	2,000,000	0.500	22,046,000

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Mr. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

The results of the resource evaluation are summarized in the following tables.

TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

Classification	Cutoff %	Tons >Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

TOTAL MO RESOURCE FOR DODGER 4200 ZONE

Classification	Cutoff %	Tons >Cutoff	Mo%	Pounds of Mo
Indicated	0.05	28,000	0.098	54,880
Inferred	0.05	481,000	0.103	990,860

The Company's consultants have suggested that until an economic evaluation is completed, 0.15% WO_3 and 0.05% Mo are realistic cutoff grades for an underground mining operation in this location at current tungsten and molybdenum prices. The following tables set out the measured plus indicated resource at cutoff grades for WO_3 ranging from 0.10% to 0.40% and for Mo ranging from 0.01% to 0.12%.

TABLE 21: TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

	MEASURED			INDICATED	
Cutoff WO_3 (%)	Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)		Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)
0.10	1,700,000	0.304		1,880,000	0.291
0.12	1,480,000	0.333		1,610,000	0.322
0.14	1,290,000	0.362		1,410,000	0.350
0.15	**1,200,000**	**0.379**		**1,310,000**	**0.365**
0.16	1,120,000	0.397		1,260,000	0.374
0.18	980,000	0.429		1,120,000	0.399
0.20	880,000	0.454		1,000,000	0.423
0.22	780,000	0.486		900,000	0.447
0.24	730,000	0.504		810,000	0.472
0.26	660,000	0.531		690,000	0.508
0.28	610,000	0.554		610,000	0.541
0.30	560,000	0.574		560,000	0.564
0.32	510,000	0.601		500,000	0.591
0.34	440,000	0.644		460,000	0.619
0.36	400,000	0.678		410,000	0.647
0.38	370,000	0.699		390,000	0.665
0.40	340,000	0.725		370,000	0.682

Cutoff WO_3 (%)	INFERRED Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)		MEASURED PLUS INDICATED Tons > Cutoff (tons)	Grade > Cutoff WO_3 (%)
0.10	1,590,000	0.333		3,590,000	0.297
0.12	1,400,000	0.362		3,090,000	0.327
0.14	1,270,000	0.386		2,700,000	0.356
0.15	**1,210,000**	**0.397**		**2,510,000**	**0.372**
0.16	1,160,000	0.408		2,370,000	0.385
0.18	1,080,000	0.427		2,090,000	0.413
0.20	990,000	0.447		1,890,000	0.438
0.22	920,000	0.468		1,680,000	0.465
0.24	830,000	0.490		1,540,000	0.487
0.26	770,000	0.510		1,350,000	0.520
0.28	730,000	0.522		1,220,000	0.548
0.30	680,000	0.541		1,120,000	0.569
0.32	620,000	0.564		1,020,000	0.596
0.34	560,000	0.586		900,000	0.631
0.36	520,000	0.609		810,000	0.662
0.38	480,000	0.627		760,000	0.682
0.40	450,000	0.640		710,000	0.703

Dodger 4200 Mo Zone - Indicated Resource			
Mo Cutoff (%)	Tons > Cutoff (tons)	Grade > Cutoff Mo (%)	Pounds Mo
0.01	49,000	0.067	65,660
0.02	37,000	0.085	62,900
0.03	37,000	0.085	62,900
0.04	32,000	0.091	58,240
0.05	28,000	0.098	54,880
0.06	25,000	0.103	51,500
0.07	25,000	0.103	51,500
0.08	25,000	0.103	51,500
0.09	17,000	0.112	38,080
0.10	13,000	0.117	30,420
0.11	8,000	0.123	19,680
0.12	8,000	0.123	19,680

Dodger 4200 Mo Zone - Inferred Resource			
Mo Cutoff (%)	Tons > Cutoff (tons)	Grade > Cutoff Mo (%)	Pounds Mo
0.01	3,377,000	0.034	2,296,360
0.02	1,946,000	0.048	1,868,160
0.03	1,190,000	0.064	1,523,200
0.04	744,000	0.082	1,220,160
0.05	481,000	0.103	990,860
0.06	387,000	0.115	890,100
0.07	265,000	0.138	731,400
0.08	217,000	0.152	659,680
0.09	188,000	0.162	609,120
0.10	163,000	0.173	563,980
0.11	155,000	0.177	548,700
0.12	142,000	0.182	516,880

Resource calculations for tungsten were determined for the un-mined mineralization in the drilled out portions of the Invincible and Dodger tungsten deposits. Within the tungsten zones, tonnages were adjusted to account for underground mining. The proportion of underground voids within each block was determined and this amount of material was subtracted from the tonnage calculated for that block.

The study indicates that average grades of molybdenum within the porphyry system are significant enough for potential underground mining methods of extraction, and includes limited zones with highly elevated grades.

The report concludes that based on the results of this preliminary resource calculation potential for both tungsten and molybdenum resources exist on the Jersey property.

The report makes a number of recommendations that can be summarized as follows:

1. Consultation be initiated with the Ministry of Mines of British Columbia to establish the terms of reference for re-permitting this historic mine.

2. A preliminary scoping study should be undertaken to determine the economic parameters and mining plan to develop the resource as well as the requirements necessary for permitting of the site for mining.

3. The Invincible Mine workings should be dewatered and the access portals stabilized.

4. The East Emerald Tungsten Zone and its projected extension should be tested with 11,000 metres of drilling in 60 drill holes.

5. The East Dodger Tungsten Zone should be tested with 5,000 metres of drilling in 35 drill holes.

6. The East Dodger Molybdenum Zone should be investigated to the north, south and at depth with 3,000 metres of diamond drilling in 15 drill holes.

The proposed budget for the recommended program is estimated at $4,120,000.

Sultan's directors are delighted with the results of this study. The study shows that a significant tungsten resource exists on the property. The resource is comparable in tonnage and grade with many of the world's largest producing tungsten mines and has potential for expansion both within the historically mined areas and within the surrounding terrain.

The following table compares the Jersey-Emerald tungsten resource with the published reserves of the western world's three largest tungsten mines.

Deposit	Classification	Tons	WO_3 %	Pounds of WO_3
Jersey-Emerald	Measured.& Indicated	2,510,000	0.372	18,674,000
Panasquiera, Portugal	Provn, Probabl &Indic.	4,649,000	0.250	25,960,000
Cantung, Canada	Proven & Probable	1,030,600	1.170	24,116,040
Ferbertal, Austria	Proven & Probable	2,000,000	0.500	22,046,000

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Mr. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Marc Lee – Email: mlee@sultanminerals.com or info@sultanminerals.com

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.sultanminerals.com.

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

The Company's independent auditor has not performed a review of these interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
(Unaudited - prepared by management)

	September 30, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 235,816	$ 198,649
Accounts receivable	8,416	18,229
Due from related parties (Note 8)	--	42,323
Prepaid expenses	7,062	6,748
	251,294	265,949
Deferred share issue costs	--	30,000
Mineral property interests (see schedule) (Notes 3 and 11)	4,109,399	3,603,949
Investments (Note 4)	3,914	3,914
Equipment (Note 5)	19,177	19,306
Reclamation deposits	37,906	55,991
	$ 4,421,690	$ 3,979,109
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 54,409	$ 218,310
Due to related parties (Note 8)	23,143	15,000
Current portion of mortgage payable (Note 6)	50,000	--
	127,552	233,310
Mortgage payable (Note 6)	108,000	--
	235,552	233,310
Shareholders' equity		
Share capital (Note 7)	15,111,703	14,503,631
Contributed surplus (Note 7)	770,591	449,702
Deficit	(11,696,156)	(11,207,534)
	4,186,138	3,745,799
	$ 4,421,690	$ 3,979,109

Commitments and subsequent events (Notes 3, 7 and 9)

See accompanying notes to interim financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Frank A. Lang"
Frank A. Lang

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Expenses				
Amortization	$ 675	$ 248	$ 1,760	$ 586
Legal, accounting and audit	11,844	9,046	18,806	13,191
Management fees	12,500	7,500	35,500	22,500
Office and administration	19,068	22,890	61,004	65,326
Salaries and benefits	44,173	22,686	145,220	114,144
Shareholder communications	42,411	25,413	157,957	68,764
Stock-based compensation	44,682	12,795	116,638	163,597
Property investigations	555	(217)	555	1,047
Travel	1,716	--	38,189	17,458
Write-down of mineral property interests	--	25,308	21,646	25,308
Interest and other income	(1,357)	(418)	(5,525)	(1,215)
	176,267	125,251	591,750	490,716
Loss before income taxes	(176,267)	(125,251)	(591,750)	(490,716)
Income tax recovery (Note 7(c))	--	--	103,128	60,554
Loss for the period	(176,267)	(125,251)	(488,622)	(430,152)
Deficit, beginning of period	(11,519,889)	(10,691,028)	(11,207,534)	(10,386,127)
Deficit, end of period	$ (11,696,156)	$ (10,816,279)	$ (11,696,156)	$ (10,816,279)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	59,511,251	49,442,222	57,339,670	47,039,062
Number of common shares outstanding, end of period	59,516,659	51,487,909	59,516,659	51,487,909

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Cash provided by (used for):				
Operations				
Loss for the period	$ (176,267)	$ (125,251)	$ (488,622)	$ (430,152)
Items not involving cash				
Amortization	675	247	1,760	586
Stock-based compensation	44,683	12,795	116,638	163,597
Write-down of mineral property interests	--	25,308	21,646	--
Income tax recovery	--	--	(103,128)	(60,554)
Changes in non-cash working capital				
Accounts receivable	15,433	1,369	9,813	54,330
Due to/from related parties	71,768	(119,164)	50,466	(41,630)
Prepaid expenses	16,983	498	(314)	9,533
Accounts payable and accrued liabilities	1,862	116,415	(163,901)	31,897
	(24,863)	(87,783)	(555,642)	(247,085)
Investing activities				
Mineral property interests				
Acquisition costs	(14,839)	18,981	(77,258)	(6,352)
Exploration and development costs	(25,859)	(200,398)	(193,689)	(349,823)
Purchase of equipment	--	(2,778)	(4,477)	(2,778)
Reclamation bonds	--	--	(1,070)	(5,890)
	(40,698)	(184,195)	(276,494)	(364,843)
Financing activities				
Common shares issued for cash	300	303,266	869,303	532,880
Increase (decrease) in cash and cash equivalents during the period	(65,261)	31,288	37,167	(79,048)
Cash and cash equivalents, beginning of period	301,077	258,457	198,649	368,793
Cash, and cash equivalents, end of period	$ 235,816	$ 298,745	$ 235,816	$ 289,745
Supplemental information				
Shares issued for mineral property interests	$ 3,250	$ 1,583	$ 62,800	$ 32,843
Stock-based compensation capitalized to mineral property interests	6,383	--	13,348	--
Agent's warrants issued	--	--	54,774	--

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2006 and 2005
(Unaudited – prepared by management)

1. **Going concern and nature of operations:**

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at September 30, 2006, of $123,742 (December 31, 2005 – $32,639) and an accumulated deficit of $11,696,156 - (December 31, 2005 – $11,207,534).

The Company has capitalized $4,109,399 in acquisition and related exploration costs on the Kena property, the Jersey and Emerald properties and the Stephens Lake property.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. **Basis of presentation:**

The accompanying financial statements for the interim periods ended September 30, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended December 31, 2005.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2006 and 2005
(Unaudited – prepared by management)

3. **Mineral property interests:**

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

Athabasca Claim Group

The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia, by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (175,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The December 2004 share payment and the accelerated 2006 share payment were made in January 2005. During the nine months ended September 30, 2006, the Company terminated the option agreement on this property.

(b) Stephens Lake Property, Manitoba, Canada

The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. The companies have a 100% interest in the Stephens Lake Property and an option agreement to acquire 75% of the contiguous Trout Claim Group. Under the terms of the Trout Claim Group agreement, the Companies have each agreed to make cash payments of $36,667 ($23,333 paid by the Company) and to issue 66,667 common shares (50,001 issued) to the optionor over a 36-month period from July 22, 2004.

(c) Jersey and Emerald Properties, British Columbia

In June 2006, the Company entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over seven hundred and forty (740) acres forming part of the Jersey Claim Group consisting of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company has agreed to make cash and share payments in the aggregate value of $200,000 plus GST (the "Purchase Price"), if any, due pursuant to the Excise Tax Act.

In October 2006 the Company completed an option agreement at an option price of $50,000 to purchase the surface rights over two hundred and fifty (250) acres of land on an adjacent section of the Jersey property at a cost of $50,000 until January 31, 2007. The initial option payment was held in trust at September 30, 2006, and subsequent to that date the option was exercised and the land was acquired.

(d) Property Payments

To maintain its mineral property interests and acquisitions completed subsequent to September 30, 2006, the Company is required to make cash payments of $198,115 and issue 320,417 common shares in fiscal 2006. In the nine months ended September 30, 2006, cash payments of $73,115 were made and 320,417 common shares were issued pursuant to option agreements on the Company's mineral property interests. The acquisition of surface rights i

4. **Investments:**

Name of Company	Number of Shares	Book Value September 30, 2006	Book Value December 31, 2005
Emgold Mining Corporation (Note 8 (f))	15,652	$ 3,913	$ 3,913
LMC Management Services Ltd. (Note 8 (a))	1	1	1
		$ 3,914	$ 3,914

The quoted market value of Emgold Mining Corporation as at September 30, 2006, was $8,765 (December 31, 2005: $7,356).

5. **Equipment:**

	Cost	Accumulated Depreciation	Net Book Value September 30, 2006	Net Book Value December 31, 2005
Equipment	$ 29,610	$ 10,433	$ 19,177	$ 19,306

The cost of equipment at December 31, 2005, was $25,133.

6. **Mortgage payable:**

The Company entered into a mortgage payable relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 3 (c)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000, which was paid and 200,000 common shares were issued; and thereafter as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares and June 1, 2009, up to 200,000 common shares.

The shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"). The value of each share payment shall be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the purchase price being paid in full, then the seller is not entitled to any further share payments. If after the Valuation Date for the payments referred to above the seller has still not received the full payment of the purchase price, then the Company will pay the remaining balance to the seller by a cash payment. The Company has the right, at any time after completing the initial payment of cash and shares as set out in (i) above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment.

	September 30, 2006	December 31, 2005
Mortgage payable, opening balance	$ 200,000	$ --
Less cash payment	(10,000)	--
Less payments made in common shares	(32,000)	--
Mortgage payable, end of period	158,000	--
Current portion of mortgage payable	$ 50,000	$ --

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2006 and 2005
(Unaudited – prepared by management)

7. **Share capital:**

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2005	52,971,242	$14,503,631
Issued for cash		
Private placement at $0.12, less warrant value and share issue costs	4,200,000	300,035
Private placement at $0.20, less warrant value	2,000,000	344,486
Options exercised	10,000	1,000
Warrants exercised	12,500	1,875
Agent's warrants exercised	2,500	300
Issued for mineral property interests and other		
Cariboo claims at $0.18	25,000	4,500
Daylight claim group at $0.18	43,750	7,875
Jersey property at $0.20	200,000	40,000
Kena claims at $0.205	35,000	7,175
Trout claim group at $0.195	16,667	3,250
Contributed surplus recognized on exercise of options	--	476
Contributed surplus recognized on exercise of agent's warrants	--	228
Income tax effect of renunciation of flow-through expenditures	--	(103,128)
Balance, September 30, 2006	59,516,659	$15,111,703

During the period the Company:

(a) completed a brokered private placement of 4,200,000 units at a price of $0.12 per unit, for gross proceeds of $504,000. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of $0.17 per share. A cash commission equal to 10% of the gross proceeds received and non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 420,000 agent's unit warrants was paid. Each agent's unit warrant is exercisable at a price of $0.12 for a period of 24 months from the date of issue to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant will be exercisable at $0.17 until February 28, 2008, to receive one additional common share. The value attributed to these non-transferable share purchase warrants was $0.04 per warrant.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2006 and 2005
(Unaudited – prepared by management)

7. **Share capital (continued):**

(b) completed a non-brokered private placement of 2,000,000 units at a price of $0.20 per unit. Each unit is comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase on additional common share at an exercise price of $0.30 per common share. The share purchase warrants are exercisable until May 30, 2007. The value attributed to these non-transferable share purchase warrants was $0.06 per warrant.

(c) Flow-through shares

In 2005, the Company issued 2,280,833 FTS for gross proceeds of $302,250. Under the FTS agreements, the Company agreed to renounce $302,250 of qualifying expenditures to the investors effective December 31, 2005, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2006.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in March 2006, relating to December 31, 2005, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $103,128.

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 11,899,498 stock options. The following table summarizes information about the stock options outstanding at September 30, 2006:

Weighted Average Remaining Contractual Life	Number Outstanding at September 30, 2006	Exercise Price
3.7 years	1,990,000	$0.10
2.8 years	3,020,000	$0.15
4.7 years	2,650,000	$0.17
0.6 years	701,000	$0.32
0.1 years	731,000	$0.40
3.2 years	9,092,000	$0.15 to $0.40

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2006 and 2005
(Unaudited – prepared by management)

7. Share capital (continued):

(d) Stock options (continued)

A summary of the stock options at September 30, 2006, is presented below:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2005	7,047,000	$0.18
Granted	2,650,000	$0.17
Exercised	(10,000)	$0.10
Expired	(595,000)	$0.21
Balance, September 30, 2006	9,092,000	$0.18
Unvested stock options, September 30, 2006	1,800,000	$0.17
Exercisable stock options, September 30, 2006	7,292,000	$0.17

The fair value of each stock option granted in fiscal 2006, with the fair value of stock options granted in fiscal 2005 in brackets, are as follows: risk free interest rate – 4.02% (3.44%); expected life – 3 years (3 years); expected volatility - 81% (83%); and weighted average fair value per option grant of $0.15 ($0.09).

(e) Share purchase warrants

At September 30, 2006, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
417,500	$0.12	February 28, 2008
1,360,080	$0.15	July 20, 2007
100,000	$0.17	November 30, 2006
2,100,000	$0.17	February 28, 2008
749,999	$0.18	September 16, 2007
1,773,334*	$0.20	November 15, 2006
1,000,000	$0.30	May 30, 2007
210,000	$0.17	February 28, 2008
7,710,913	$0.19	

*These warrants expired, unexercised, subsequent to September 30, 2006.

(f) Contributed surplus

	September 30, 2006	December 31, 2005
Contributed surplus, beginning of period	$ 449,702	$ 255,469
Fair value of stock options allocated to shares issued on exercise	(476)	--
Non-cash stock-based compensation	129,986	191,929
Fair value of warrants allocated to shares issued on exercise	(228)	--

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2006 and 2005
(Unaudited – prepared by management)

Fair value of finder's warrants and warrants	191,607	2,304
Contributed surplus, end of period	$ 770,591	$ 449,702

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2006 and 2005
(Unaudited – prepared by management)

8. Related party transactions and balances:

Services rendered and reimbursement of expenses:	Nine months ended September 30, 2006	2005
LMC Management Services Ltd. (a)	$ 266,173	$ 213,275
Lang Mining Corporation (b)	22,500	22,500
Kent Avenue Consulting Ltd. (c)	13,000	--
High Visibility Public Relations (d)	10,000	--
Legal fees	--	12,244

Balances receivable from (f):	September 30, 2006	December 31, 2005
LMC Management Services Ltd.	$ --	$ 42,323
Balances payable to:		
Cream Minerals Ltd.	$ 23,143	$ --
DuMoulin Black	--	15,000

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid through LMC Management Services Ltd., to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) Consulting fees were paid to High Visibility Public Relations, a private company controlled by a close relative of Arthur G. Troup, the President of the Company.

(e) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company was an associate counsel to April 1, 2006.

(f) The Company's investments include shares in a listed company with one director and one officer in common.

(g) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Nine months ended September 30, 2006 and 2005
(Unaudited – prepared by management)

9. Subsequent events:

Subsequent to September 30, 2006,

(a) the Company completed a non-brokered private placement of 1,110,000 units (the "FT Units") at a price of $0.18 per FT Unit for gross proceeds of up to $199,800. Each FT Unit is comprised of one (1) flow-through common share and one-half of one non-flow-through ("NFT") share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.25 per share until October 18, 2007.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company is expected to renounce flow through expenditures in March 2007, relating to the year ended December 31, 2006, and as a consequence, is expected to recognize a reduction in share capital and a recovery of future income taxes of $68,172.

(b) the Company completed a non-brokered private placement of 1,812,725 units at a price of $0.16 per unit, for gross proceeds of up to $290,036. Each unit is comprised of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of $0.25 per share until October 18, 2008.

A cash finder's fee equal to eight percent (8%) of the gross proceeds from the sale of FT Units and units arranged by an arm's length finder was paid and 236,025non-transferable finder's warrants were also granted to purchase that number of common shares of the Company. The finder's warrants equal ten percent (10%) of the aggregate number of FT Units and units sold. Each finder's warrant issued is,exercisable to acquire a finder's warrant Share, at a price of $0.25 per share until October 18, 2007, and each finder's warrant issued in relation to the sale of units is exercisable to acquire a finder's warrant share, at a price of $0.25 per share until October 18, 2008.

(c) The Company's board of directors approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Shareholder approval of the Rights Plan will be sought at the next annual general meeting of the Company's shareholders, unless terminated earlier. The TSX Venture Exchange has accepted the Rights Plan, subject to shareholder ratification. Effective as at October 31, 2006, the rights (the "Rights") were issued and attached to all of the Company's outstanding common shares.

10. Comparative figures:

Where necessary, comparative figures have been reclassified to conform to the current period's presentation.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Note 11: Mineral Property Interests
Nine months ended September 30, 2006
(Unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Coripampa Properties, Peru	Total Mineral Property Interests September 30, 2006
Acquisition costs					
Balance, beginning of period	$ 620,133	$ 35,699	$ 443	$ –	$ 656,275
Incurred during the period	66,157	215,318	16,583	–	298,058
Balance, end of period	686,290	251,017	17,026	–	954,333
Exploration and development costs					
Incurred during the period					
Assays and analysis	75	21,283	–	–	21,358
Drilling	–	47,984	–	–	47,984
Geological and geophysical	4,701	78,870	210	3,581	87,362
Site activities	1,474	16,856	19,319	18,065	55,714
Stock-based compensation	–	13,348	–	–	13,348
Transportation	–	3,272	–	–	3,272
	6,250	181,613	19,529	21,646	229,038
Balance, beginning of period	2,483,980	452,546	11,148	–	2,947,674
Write-downs during the period	–	–	–	(21,646)	(21,646)
Balance, end of period	2,490,230	634,159	30,677	–	3,155,066
Total Mineral Property Interests	$ 3,176,520	$ 885,176	$ 47,703	$ –	$ 4,109,399

SULTAN MINERALS INC.

(an exploration stage company)
Note 11: Mineral Property Interests
Year ended December 31, 2005
(Unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2005
Acquisition costs						
Balance, beginning of year	$ 585,977	$ 30,501	$ 6,329	$ 22,375	$ 59,851	$ 705,033
Incurred during the year	34,156	5,198	(5,886)	–	14,807	48,275
Write-downs during the year	–	–	–	(22,375)	(74,658)	(97,033)
Balance, end of year	620,133	35,699	443	–	–	656,275
Exploration and development costs						
Incurred during the year						
Assays and analysis	11,812	21,216	–	–	3,322	36,350
Drilling	25,476	255,577	–	–	–	281,053
Environmental	–	1,218	–	–	–	1,218
Geological and geophysical	19,422	85,693	1,763	–	40,673	147,551
Site activities	9,658	56,931	306	–	19,783	86,678
Stock-based compensation	2,575	12,961	–	–	–	15,536
Travel and accommodation	1,905	16,587	–	–	8,376	26,868
	70,848	450,183	2,069		72,154	595,254
Balance, beginning of year	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Write-downs during the year	–	–	–	(2,933)	(219,948)	(222,881)
Balance, end of year	2,483,980	452,546	11,148	–	–	2,947,674
Total Mineral Property Interests	$ 3,104,113	$ 488,245	$ 11,591	$ –	$ –	$ 3,603,949

Sultan Minerals Inc.
Three and Nine Months Ended
September 30, 2006

1.1 Date

The effective date of this interim report is November 29, 2006.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2005, and the unaudited interim financial statements for the nine months ended September 30, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the nine months ended September 30, 2006 ("fiscal 2006") was $488,622 or $0.01 per share, after income tax recovery due to flow-through renunciations, compared to a loss of $430,152 or $0.01 per share, after income tax recovery due to flow-through renunciations, in the nine months ended September 30, 2005 ("fiscal 2005").

- During fiscal 2006, operations utilized $555,642 compared to $247,085 in fiscal 2005. Cash expenditures on mineral property interests totalled $270,947 in fiscal 2006 compared to $356,175 in fiscal 2005. Total property expenditures were incurred on the following mineral properties in fiscal 2006: Kena - $72,407 (2005 - $95,151), Coripampa Properties - $21,646 (2005 - $60,509), Stephens Lake - $36,112 (2005 – a recovery of $3,686), and the Jersey and Emerald properties - $396,931 (2005 - $251,550). The Coripampa Properties were written off in fiscal 2005, and the additional costs incurred in fiscal 2006 of $21,646 have also been written off in fiscal 2006.

1.2.1 Jersey and Emerald Properties, British Columbia

The 9,500-hectare Jersey-Emerald Property (the "Property") is located in southeastern British Columbia, 10 kilometres southeast of the mining community of Salmo, B.C. The Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer. The tungsten mine was opened in 1943 and later purchased and operated by Placer Dome from 1947 to 1973 when it was closed due to low metal prices. In 1973, Placer decommissioned the mine and sold the mineral rights. Sultan optioned the Property in 1993 and has since expanded the Property through staking and additional option agreements. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original Property subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property vendors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

<u>EXPLORATION</u>
To date, the Company completed a 26-hole diamond drill program totalling 2942 metres that tested the grade, width, depth and continuity of the molybdenum bearing stock work. The initial two holes investigated the width and depth of the mineralization. All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Exploration expenditures on the Jersey-Emerald property in fiscal 2006 with the fiscal 2005 comparative figures shown in brackets include the following: assays and analysis – $21,106 ($328); drilling - $47,984

($40,215); geological and geophysical – $56,025 ($15,697); transportation – $2,606 ($1,467); stock-based compensation - $6,964 ($10,901) and site activities – $14,025 ($1,467). Acquisition costs of $55,811 ($4,634) were incurred.

PROPERTY AGREEMENTS

In fiscal 2006 the Company entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over seven hundred and forty (740) acres forming part of the Jersey Claim Group consisting of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, Sultan agreed to make cash and share payments in the aggregate value of $200,000 plus GST (the "Purchase Price"), if any, due pursuant to the Excise Tax Act as follows: upon receipt of regulatory approval or June 1, 2006, ($10,000 - paid) and up to 200,000 common shares (200,000 issued); on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares; and on June 1, 2009, up to 200,000 common shares. The shares issued had a value of $32,000, so the remaining $8,000 will be paid at the end of the term of the mortgage payable under the terms described below.

The shares referred to in (i), (ii), (iii) and (iv) above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"). The value of each share payment shall be calculated as of the Valuation Date and a credit given accordingly to the balance due on the Purchase Price. If the calculation and credit results in the Purchase Price being paid in full, then the seller is not entitled to any further share payments. If after the Valuation Date for the payment referred to in (iv) above the seller has still not received the full payment of the Purchase Price, then Sultan will pay the remaining balance to the seller by a cash payment. Sultan has the right, at any time after completing the initial payment of cash and shares as set out in (i) above, to pay any remaining balance to fully satisfy the Purchase Price in the form of a cash payment.

In October 2006 the Company entered into an option agreement at an option price of $50,000 to purchase the surface rights over two hundred and fifty (250) acres of land on an adjacent section of the Jersey property at a cost of $50,000 until January 31, 2007. Subsequent to September 30, 2006, the option was exercised and the land was acquired.

METALLURGICAL TESTING

The Company received encouraging results from a preliminary Metallurgical Test for Molybdenum Flotation completed on a composite drill core sample from its Jersey-Emerald Property in southeastern British Columbia. The metallurgical study was completed by Process Research Associates Ltd. of Richmond, BC.

The metallurgical study blended core samples from four diamond drill holes into a single mineral composite which was then tested for molybdenum recovery by various flotation techniques. Although the main mineral of interest was molybdenite, the study found that many potential by-product recovery options should also be considered.

Rougher flotation recovered more than 97% of the contained molybdenum at a relatively coarse particle size (80% passing (P80) 170 um). The first rougher stage flotation recovered 98% of the contained molybdenum and 81% of the contained gold in 4.3% of the mass. The majority of the mass, 61.7%, was contributed by pyrite. Using lime as pyrite depressant in 5 stages of cleaning yielded a concentrate with grades of 29.2% molybdenum, 20.5% iron, 2.82g/T gold and 27.0g/T silver, with recoveries exceeding 47% gold and 95% molybdenum.

Mineralogical studies found that liberation was essentially 100% with the concentrate comprised of free

grains of molybdenite (50% to 69%) and pyrite (28% to 45%) with traces (2.0%) of silicates, carbonate and rare chalcopyrite.

These preliminary results are encouraging and further testing is currently underway to improve the molybdenite and pyrite separation.

RESOURCE CALCULATIONS

The Company received the completed initial resource calculations for the Tungsten and Molybdenum Zones on its Jersey-Emerald Property in the Kootenay District of British Columbia. Resource calculations were prepared by Giroux Consultants Ltd. and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of P & L Geological Consultants Ltd.

The study demonstrates that significant deposits of tungsten mineralization remain within the East Dodger and the Invincible Tungsten Mines with excellent exploration potential in both the historically mined areas and the surrounding terrain. The authors recommend that a preliminary scoping study be undertaken to determine the requirements necessary for permitting of the site for mining.

Separate resource estimations were produced for tungsten in the Invincible and Dodger Zones based on 4,593 diamond drill holes cored at 25 to 50 ft. centres (7.0m to 15.0m centres) and molybdenum in the Dodger 4200 Zone based on 21 diamond drill holes. Within the tungsten zones assays were capped at 13.2% WO3 in the Invincible-Emerald Zone and 14.2% WO3 in the Dodger Zones, while within the molybdenum zone, assays were capped at 1.58% Mo. Uniform 10 ft down-hole composites were produced within all mineralized zones. Variography demonstrated anisotropic structures for both WO3 and Mo within the mineralized zones. Within the tungsten zones blocks 25 x 25 x25 ft. were interpolated using ordinary kriging. For the molybdenum zone blocks 50 x 50 x 20 ft. were estimated by ordinary kriging. Blocks in all zones were classified using distance parameters tied to the ranges of semivariograms. Specific gravity determinations were made from 2006 drill core. Within the tungsten zones 9 measurements showed a definite correlation between grade of WO3 and specific gravity. Blocks with estimated grades less than 0.1% WO3 were assigned an specific gravity of 2.77 (11.57 cu. ft./ton), blocks =0.1 and less than 0.3% WO3 were given a value of 3.25 (9.86 cu. ft./ton) and blocks with estimated grades > 0.3% WO3 were assigned a value of 3.36 (9.54 cu. ft./ton). Within the molybdenum resource area blocks were assigned an average of 8 measurements, a value of 2.68 which converts to a tonnage conversion factor of 11.96 cu. ft./ton.

Within the tungsten zones, using a cut-off grade of 0.15% WO_3, the results show 2.51 million tons averaging 0.37% WO_3 classed as measured plus indicated, with an additional 1.21 million tons averaging 0.40% WO_3 classed as inferred. In the molybdenum zone, the results at a 0.05% Mo cut-off show 28,000 tons averaging 0.098 % Mo classed as indicated with a further 481,000 tons averaging 0.103% Mo classed as inferred.

The results of the resource evaluation are summarized in the following tables.

TOTAL WO_3 RESOURCE FOR JERSEY PROJECT

Classification	Cutoff %	Tons>Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

TOTAL MO RESOURCE FOR DODGER 4200 ZONE

Classification	Cutoff %	Tons>Cutoff	Mo%	Pounds of Mc
Indicated	0.05	28,000	0.098	54,880
Inferred	0.05	481,000	0.103	990,860

The Company's consultants have suggested that until an economic evaluation is completed, 0.15% WO3 and 0.05% Mo are realistic cutoff grades for an underground mining operation in this location at current tungsten and molybdenum prices. The details of the report and the total resource may be found on the Company's website: www.sultanminerals.com.

Resource calculations for tungsten were determined for the un-mined mineralization in the drilled out portions of the Invincible and Dodger tungsten deposits. Within the tungsten zones, tonnages were adjusted to account for underground mining. The proportion of underground voids within each block was determined and this amount of material was subtracted from the tonnage calculated for that block.

The study indicates that average grades of molybdenum within the porphyry system are significant enough for potential underground mining methods of extraction, and includes limited zones with highly elevated grades.

The report concludes that based on the results of this preliminary resource calculation potential for both tungsten and molybdenum resources exist on the Jersey property.

The report makes a number of recommendations that can be summarized as follows:

1. Consultation be initiated with the Ministry of Mines of British Columbia to establish the terms of reference for re-permitting this historic mine.
2. A preliminary scoping study should be undertaken to determine the economic parameters and mining plan to develop the resource as well as the requirements necessary for permitting of the site for mining.
3. The Invincible Mine workings should be dewatered and the access portals stabilized.
4. The East Emerald Tungsten Zone and its projected extension should be tested with 11,000 metres of drilling in 60 drill holes.
5. The East Dodger Tungsten Zone should be tested with 5,000 metres of drilling in 35 drill holes.
6. The East Dodger Molybdenum Zone should be investigated to the north, south and at depth with 3,000 metres of diamond drilling in 15 drill holes.

The proposed budget for the recommended program is estimated at $4,120,000.

The study shows that a significant tungsten resource exists on the property. The resource is comparable in tonnage and grade with many of the world's largest producing tungsten mines and has potential for expansion both within the historically mined areas and within the surrounding terrain.

Mr. Ed Lawrence, P.Eng. former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo. of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Core samples are split with a core splitter and half of the core is stored in a secure site in Salmo, B.C. The second half of the core is placed in sealed plastic bags, and shipped to Acme Analytical Laboratories Ltd. in Vancouver, BC. The project's quality control program includes the

systematic use of duplicate samples and the use of a secondary laboratory for check assaying.

1.2.2 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia.

Exploration expenditures on the Kena property in fiscal 2006, with the fiscal 2005 comparative figures shown in brackets, include the following: assays and analysis – $53 ($10,296); drilling - $Nil ($23,930); geological and geophysical – $4,747 ($12,350); transportation – $Nil ($1,120), site activities – $1,089 ($5,038) and stock-based compensation - $Nil ($2,575). Acquisition costs of $66,158 ($33,805) were incurred.

Recommendations
A computer modeling of the property was completed as part of a resource study in 2004. The model indicated numerous untested areas adjacent to mineralized blocks. The report prepared as part of the resource study recommended that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones. The Company currently does not have the financing available to conduct this recommended exploration program.

Mr. Perry Grunenberg, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Kena Property Agreements
Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company (the "Companies") agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses, and subsequently an agreement was entered into with BHP Billiton Diamonds Inc. ("BHP Billiton") to carry out exploration on the property. The combined exploration licenses, totalling 174,018 hectares, are referred to as the Stephens Lake Property. Approximately 1,000 metres of diamond drilling in two holes were completed by BHP Billiton in March 2006. During the period, the Company received notice from BHP Billiton that they would be withdrawing from the agreement on the Stephens Lake Property. Five holes were drilled by BHP Billiton. Results from the final report received from BHP Billiton were received in August 2006, and the Companies are assessing the many untested geophysical targets that remain on the property, to determine whether any further work will be undertaken, or if the property interest will be terminated, or at a minimum, reduced in size. The BHP Billiton report states that another attempt is warranted to test the Trout 01 target with a more effective hole. The objective would be to drill at an angle of -70° south to better intersect the north dipping conductor and probable steeply dipping ultramafic to penetrate the bottom contact with the country rock, and to do down-hole EM probing.

The Companies also have an option agreement to acquire the Trout Claim Group. Under the terms of the agreement, the Companies agreed to make total cash payments of $110,000 ($23,333 paid by the

Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,001 common shares of the Company issued to September 30, 2006)) to the optionor over a 36-month period from July 22, 2004. BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement they had with the Companies until April 2006 on the Stephens Lake Property. These reimbursements have been recorded as a reduction in the cost of the Trout Claim Group. In addition, the Companies were to jointly incur exploration expenses of no less than $5,000 by July 22, 2005, which was incurred, $50,000 cumulative prior to July 22, 2006, which was incurred, and $250,000 cumulative prior to July 22, 2007. Upon earning its 75.0% interest, the Companies and the optionor are able to enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

1.2.4 Mineral Property Option Payments Due In Fiscal 2006

To maintain its mineral property interests the Company is required to make cash payments of $148,115 and issue 320,417 common shares in fiscal 2006. In the nine months ended September 30, 2006, cash payments of $73,115 were made and 320,417 common shares were issued pursuant to option agreements on the Company's mineral property interests.

1.2.5 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2005 averaged US$444.74 per ounce and has averaged US$601.01 per ounce to November 27, 2006. The price for molybdenum (roasted) on November 14, 2006, was US$27.50 per pound, and the price for tungsten as ATP on November 10, 2006, was US$255.00 per metric tonne.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Current assets	$ 265,949	$ 481,152	$ 361,924
Mineral property interests	3,603,949	3,280,334	2,729,646
Other assets	109,211	56,557	31,257
Total assets	3,979,109	3,818,043	3,122,827
Current liabilities	233,310	144,435	62,942
Shareholders' equity	3,745,799	3,673,608	3,059,885
Total shareholders' equity and liabilities	3,979,109	3,818,043	3,122,827
Working capital	32,639	336,717	298,982

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Expenses (recoveries)			
Amortization	$ 987	$ 843	$ 2,012
Legal, accounting and audit	20,691	48,791	39,804
Management and consulting fees	35,000	30,000	30,000
Office and administration	80,278	79,943	31,244
Salaries and benefits	131,542	89,240	135,306
Shareholder communications	98,524	151,953	107,213
Stock-based compensation	176,393	218,207	10,493
Travel and conferences	19,413	32,885	(6,671)
	562,828	651,862	604,419
Property investigations	938	4,441	29,728
Write-down of mineral property interests	319,914	--	1,916,166
Interest income	(1,719)	(1,927)	(20,001)
Loss before income taxes	(881,961)	(654,376)	2,275,294
Income tax (recovery) expense – current		--	--
– future income taxes	60,554	--	(94,050)
Loss for the year	$ (821,407)	$ (654,376)	$ 2,181,244
Loss per share – basic and diluted	$ (0.02)	$ (0.02)	$ 0.06
Weighted average number of common shares outstanding – basic and diluted	48,507,514	40,841,887	37,342,803

1.4 Results of Operations

Sultan had a loss of $488,622, or a loss per share of $0.01 in the nine months ended September 30, 2006, compared to a loss of $430,152, or a loss per share of $0.01 in the nine months ended September 30, 2005.

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Expenses				
Amortization	$ 675	$ 248	$ 1,760	$ 586
Legal, accounting and audit	11,844	9,046	18,806	13,191
Management fees	12,500	7,500	35,500	22,500
Office and administration	19,068	22,890	61,004	65,326
Salaries and benefits	44,173	22,686	145,220	114,144
Shareholder communications	42,411	25,413	157,957	68,764
Stock-based compensation	44,682	12,795	116,638	163,597
Property investigations	555	(217)	555	1,047
Travel	1,716	--	38,189	17,458
Write-down of mineral property interests	--	25,308	21,646	25,308
Interest and other income	(1,357)	(418)	(5,525)	(1,215)
	176,267	125,251	591,750	490,716
Loss before income taxes	(176,267)	(125,251)	(591,750)	(490,716)
Income tax recovery	--	--	103,128	60,554
Loss for the period	(176,267)	(125,251)	(488,622)	(430,152)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	59,511,251	49,442,222	57,339,670	47,039,062
Number of common shares outstanding, end of period	59,516,659	51,487,909	59,516,659	51,487,909

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has increased from $1,215 in fiscal 2005 to $5,525 in fiscal 2006 due to higher cash balances and interest rates in 2006 compared to 2005.

Expenses

Legal, accounting and audit increased from $13,191 in fiscal 2005 to $18,806 in fiscal 2006. Audit fees are accrued throughout the fiscal year. Fees charged for the fiscal 2005 year end were as estimated in the accrual. The fees incurred in the current period were comprised of audit and legal fees. Legal fees are ongoing and will vary depending on the activity during the period.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank A. Lang as Chairman of the Company, for a total of $15,000 in each fiscal period. In

fiscal 2006 consulting fees of $13,000 (2005-NIL) were paid through LMC Management Services Ltd., to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs decreased from $65,326 in fiscal 2005 to $61,004 in fiscal 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $114,144 in fiscal 2005 to $145,220 in fiscal 2006. Salaries will likely continue to increase as administration and regulation of public companies continues to increase. In fiscal 2005, there was $163,597 in vested stock-based compensation relating to vesting of stock options granted in July 2005, compared to $116,638 in vested stock-based compensation in fiscal 2006 related to vesting of stock options granted in June 2006.

Shareholder communications have increased from $68,764 in fiscal 2005 to $157,957 in fiscal 2006. The Company utilized the services of a consultant, Arbutus Enterprises Ltd. Fees paid totalled $18,000 in both fiscal periods. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Other increases in shareholder communications include $10,000 (2005 - $Nil) paid to High Visibility Public Relations, $8,000 (2005 - $Nil) paid to Independent Equity Research and $7,600 (2005 - $Nil) paid to Robin Merrifield in fiscal 2006. Sultan retained the services of Mr. Horng Kher (Marc) Lee as its Investor Relations and Market Consulting provider. Fees of $12,000 (2005 – Nil) were paid to Mr. Lee during the period.

Stock-based compensation of $163,597 in fiscal 2005 relates to the vested portion of stock options granted in June 2005. In June 2006 a total of 2,650,000 incentive stock options were granted to directors, officers, employees and consultants, exercisable over a five-year period expiring June 22, 2011, at a price of $0.17 per share, and $116,638 is the Black-Scholes valuation related to the vested portion of options expensed. The fair value of each stock option granted in fiscal 2006, with the fair value of stock options granted in fiscal 2005 in brackets, are as follows: risk free interest rate – 4.02% (3.44%); expected life – 3 years (3 years); expected volatility - 81% (83%); and weighted average fair value per option grant of $0.15 ($0.09).

Travel and conference expenses have increased from $17,458 in fiscal 2005 to $38,189 in fiscal 2006. A trade and technical show in Colorado in May 2006 attended by representatives of the Company accounted for the majority of the increase.

Property investigation costs have decreased from $1,047 in fiscal 2005 to $555 in fiscal 2006. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In fiscal 2006, the final balance of $21,646 incurred in exploration costs related to the Coripampa property was written off. The Company gave notice to the optionors in February 2006 that they would be terminating the option agreement. Mineral property interests of $25,308 were written off in fiscal 2005.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2005, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $103,128 in

fiscal 2006.

The Company also renounced flow through expenditures in the nine months ended September 30, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property, British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2004							
Fourth Quarter	86,021	(7,070)	157	110,107	141,537	141,359	$0.01
2005							
First Quarter	61,764	12,088	1,298	43,943	130,432	69,929	$0.00
Second Quarter	27,350	65,668	(2,115)	12,094	234,558	234,974	$0.01
Third Quarter	6,037	173,794	(2,869)	4,472	100,578	125,251	$0.00
Fourth Quarter	9,853	203,831	(131)	26,452	97,260	391,253	$0.01
2006							
First Quarter	44,849	46,472	330	21,647	152,111	69,454	$0.00
Second Quarter	27,208	158,049	24	(1)	245,894	242,901	$0.01
Third Quarter	350	192,410	35,758	--	177,624	176,267	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

Three months ended September 30, 2006 ("Q3 2006"), compared to three months ended September 30, 2005 ("Q3 2005")

Legal, accounting and audit increased from $9,046 in Q3 2005 to $11,844 in Q3 2006. Audit fees are accrued throughout the fiscal year. Legal fees are ongoing and will vary depending on the activity during the period. The fees incurred in the current period were primarily legal fees.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each quarter.

Office and administration costs decreased from $22,890 in Q3 2005 to $19,068 in Q3 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $22,686 in Q3 2005 to $44,173 in Q3 2006. Salaries will likely be higher in fiscal 2006, compared to fiscal 2005, although period to period there may be differences, as the cost of administration and regulation of public companies continues to increase. Administration is also impacted by exploration activity, as office and administration costs increase when exploration

activity increases.

Stock-based compensation of $12,795 in Q3 2005 relates to stock options granted and vested in June 2005 and compares to $44,682 for stock-based compensation relating to stock options granted and vested in June 2006 and the portion vested and recorded in Q3 2006.

Shareholder communications have increased from $25,413 in Q3 2005 to $42,411 in Q3 2006. The Company utilized the services of two investor relations' consultants in Q3 2005, and in Q3 2006 are currently using the services of Arbutus Enterprises Ltd. and Marc Lee. Fees paid to Arbutus totalled $12,000 in both fiscal periods, whereas Marc Lee was paid $9,000 in Q3 2006, with no comparative expense in Q3 2005. Shareholder communications activities were restrained, as the Company did not have the funds available for more than minimal communications with shareholders. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $Nil in Q3 2005 to $1,716 in Q3 2006.

Property investigation costs have increased from a recovery of $217 in Q3 2005 to $555 in Q3 2006. No mineral property interests were written off in Q3 2006 compared to a mineral property write-down of $25,308 in Q3 2005.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At September 30, 2006, Sultan's working capital, defined as current assets less current liabilities, was $123,742, compared with working capital of $32,639 at December 31, 2005.

<u>**Investing Activities**</u>

<u>**Acquisitions and Exploration Programs**</u>

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At September 30, 2006, Sultan has capitalized $4,109,399 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the nine months ended September 30, 2006, Sultan's expenditures included $527,096 on the acquisition and exploration of its mineral property interests compared to $381,149 in the nine months ended September 30, 2005.

1.7 Capital Resources

During the nine months ended September 30, 2006, the Company completed a brokered private placement of 4,200,000 units at a price of $0.12 per unit, for gross proceeds of $504,000. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of $0.17 per share.

The Company also completed a non-brokered private placement of 2,000,000 units at a price of $0.20 per unit, for gross proceeds of $400,000. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until May 30, 2007, at an exercise price of $0.30 per share.

In fiscal 2006, 12,500 warrants were exercised at a price of $0.15, 2,500 agent's warrants were exercised at a price of $0.12, and 10,000 options were exercised at a price of $0.10, for total proceeds of $3,175.

Subsequent to September 30, 2006, the Company completed a non-brokered private placement of 1,110,000 units (the "FT Units") at a price of $0.18 per FT Unit for gross proceeds of up to $199,800. Each FT Unit is comprised of one (1) flow-through common share and one-half of one non-flow-through ("NFT") share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.25 per share until October 18, 2007.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company is expected to renounce flow through expenditures in March 2007, relating to the year ended December 31, 2006, and as a consequence, is expected to recognize a reduction in share capital and a recovery of future income taxes of $68,172.

Additionally, the Company completed a non-brokered private placement of 1,812,725 units at a price of $0.16 per unit, for gross proceeds of up to $290,036. Each unit is comprised of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of $0.25 per share until October 18, 2008.
A cash finder's fee equal to eight percent (8%) of the gross proceeds from the sale of FT Units and units arranged by an arm's length finder was paid and 236,025non-transferable finder's warrants were also granted to purchase that number of common shares of the Company. The finder's warrants equal ten percent (10%) of the aggregate number of FT Units and units sold. Each finder's warrant issued is exercisable to acquire a finder's warrant Share, at a price of $0.25 per share until October 18, 2007, and each finder's warrant issued in relation to the sale of units is exercisable to acquire a finder's warrant share, at a price of $0.25 per share until October 18, 2008.

Without continued external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at September 30, 2006 and December 31, 2005, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services rendered and reimbursement of expenses:	Nine months ended September 30, 2006	2005
LMC Management Services Ltd. (a)	$ 266,173	$ 213,275
Lang Mining Corporation (b)	22,500	22,500
Kent Avenue Consulting Ltd. (c)	13,000	--
High Visibility Public Relations (d)	10,000	--
Legal fees	--	12,244

Balances receivable from (f):	September 30, 2006	December 31, 2005
LMC Management Services Ltd.	$ --	$ 42,323
Balances payable to:		
Cream Minerals Ltd.	$ 23,143	$ --
DuMoulin Black	--	15,000

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid through LMC Management Services Ltd., to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) Consulting fees were paid to High Visibility Public Relations, a private company controlled by a close relative of Arthur G. Troup, the President of the Company.

(e) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company was an associate counsel to April 1, 2006.

(f) The Company's investments include shares in a listed company with one director and one officer in common.

(g) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at September 30, 2006, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

None

1.14 Financial Instruments and Other Instruments

None.

1.15.1 Other MD& A Requirements

See the audited financial statements for the year ended December 31, 2005.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of November 29, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 29, 2006

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

62,439,384 shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,650,000	$0.17	June 21, 2011
1,990,000	$0.10	June 10, 2010
3,020,000	$0.15	July 6, 2009
701,000	$0.32	May 16, 2007
8,361,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,360,080	$0.15	July 20, 2007
749,999	$0.18	September 16, 2007
100,000	$0.17	November 30, 2006
2,100,000	$0.17	February 28, 2008
418,750	$0.12	February 28, 2008
208,750	$0.17	February 28, 2008
1,000,000	$0.30	May 30, 2007
666,000	$0.25	October 18, 2007
1,031,387	$0.25	October 18, 2008
7,634,966		

*Underlying agent's warrants, exercisable at $0.12 to receive one share and one half-warrant. Each full warrant is exercisable until February 28, 2008 at a price of $0.17. 1,773,334 warrants exercisable at a price of $0.20, until November 15, 2006, expired unexercised.

The Company's board of directors has approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Shareholder approval of the Rights Plan will be sought at the next annual general meeting of the Company's shareholders, unless terminated earlier. The TSX Venture Exchange has accepted the Rights Plan, subject to shareholder ratification.

The Rights Plan has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") which has been designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate

reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

Effective as at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

We have carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2006

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2006

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer